Exhibit 2.1

EQUITY INTEREST PURCHASE AGREEMENT
by and between
Tiptree Warranty Holdings, LLC,
and
Peter Masi
Dated as of December 16, 2019

Table of Contents
Page
ARTICLE I
DEFINITIONS

Section 1.1	Definitions	2
Section 1.2	Other Defined Terms and Rules of Construction	14
ARTICLE II
PURCHASE AND SALE OF EQUITY INTERESTS AND OTHER TRANSACTIONS
i

ARTICLE III
REPRESENTATIONS AND WARRANTIES
OF SELLER

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Section 4.1	Organization and Qualification	48
Section 4.2	Authority; Non-Contravention; Approvals	48
Section 4.3	Financing	49
Section 4.4	Brokers	49
Section 4.5	Investment Intent	49
Section 4.6	Independent Investigation; No Warranty by Seller	49
ARTICLE V
COVENANTS
ARTICLE VI
CONDITIONS

Section 6.1	Conditions to Purchaser’s Obligations	60
Section 6.2	Conditions to Seller’s Obligations	61

ARTICLE VII
SURVIVAL; INDEMNIFICATION
ARTICLE VIII
TAXES
ARTICLE IX
TERMINATION OF AGREEMENT

Section 9.1	Termination	71
Section 9.2	Effect of Termination	72
Section 9.3	Bifurcated Closing	72

ARTICLE X
MISCELLANEOUS
v

SCHEDULES:

Schedule 1.1(a)	Reserves
Schedule 1.1(b)	Cumulative Modified Cash Administrator EBITDA Principles
Schedule 1.1(c)	Designees
Schedule 1.1(d)	Knowledge of Seller
Schedule 1.1(e)	Specified Litigation
Schedule 2.2	Applicable Accounting Principles
Schedule 2.6(c)	Reinsurance Allocation Schedule
Schedule 5.12	Pre-Closing Transactions
Schedule 5.13	Third Party Approvals
Schedule 8.4(c)	Tax Allocation Schedule
EXHIBITS:

Exhibit A	Form of Commutation Agreement

EQUITY INTEREST PURCHASE AGREEMENT
This EQUITY INTEREST PURCHASE AGREEMENT (this “Agreement”), dated as of December 16, 2019, is made by and between Tiptree Warranty Holdings, LLC, a Delaware limited liability company (“Purchaser”) and Peter Masi, a natural Person (“Seller”). Purchaser and Seller are sometimes collectively referred to herein as the “Parties” and individually referred to herein as a “Party.”
RECITALS
WHEREAS, Seller is the sole record and beneficial owner, of all of the (a) outstanding limited liability company interests (the “ASE Interests”) of Accelerated Service Enterprise, LLC, a New Jersey limited liability company (“ASE”), (b) outstanding shares of common stock (the “DMS Shares”) of Dealer Motor Services, Inc., a New Jersey corporation (“DMS”), (c) outstanding common stock (the “IDG Shares”) of Independent Dealer Group, Inc., a New Jersey corporation (“IDG”), (d) outstanding common stock (the “OSI Shares”) of Ownershield, Inc., a Texas corporation (“OSI”), (e) outstanding shares of common stock (the “SAC Shares”) of SAC Holdings, Inc., an Arizona corporation (“SAC”), (f) outstanding shares of common stock (the “SAC Admin Shares”) of SAC Admin, Inc., an Arizona corporation (“SAC Admin”), (g) outstanding shares of common stock (the “SAC Insurance Shares”) of SAC Insurance Company, Inc., an Arizona corporation (“SAC Insurance”), (h) outstanding shares of common stock (the “Smart AutoCare Shares”) of Smart AutoCare, Inc. an Arizona corporation (“Smart AutoCare,”), (i) outstanding shares of common stock (the Smart AutoCare Admin Shares”), of Smart AutoCare Administration Solutions, Inc., an Arizona Corporation (“Smart AutoCare Admin,” and together with SAC, SAC Admin, SAC Insurance, Smart AutoCare, the “Arizona Entities”), and (j) outstanding common shares (the “FIC Shares” and together with the ASE Interests, the DMS Shares, the OSI Shares, the IDG Shares, SAC Shares, SAC Admin Shares, SAC Insurance Shares, Smart AutoCare Shares, Smart AutoCare Admin Shares, the “Equity Interests”) of Freedom Insurance Company, Ltd., an exempted company organized under the laws of the Turks and Caicos Islands (“FIC,” and together with ASE, DMS, IDG, OSI and the Arizona Entities, the “Target Entities” and each a “Target Entity”);
WHEREAS, the Equity Interests represent all of the outstanding capital stock or other equity interests of the Target Entities;
WHEREAS, the Target Entities are engaged in the design, marketing, administration, underwriting and reinsurance of finance and insurance products and reinsurance solutions for automotive industry participants (the “Business”);
WHEREAS, Seller wishes to sell, and Purchaser wishes to purchase, the Equity Interests on the terms and subject to the conditions set forth in this Agreement; and
WHEREAS, Seller and ASE have entered into an employment agreement (the “Employment Agreement”) dated as of the date hereof and effective as of the Closing Date, a true and complete copy of which has been provided to Purchaser.

NOW, THEREFORE, in consideration of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Purchaser agree as follows:
ARTICLE I
DEFINITIONS
Section 1.1Definitions. As used in this Agreement, the following terms shall have the following meanings:
“AAA Appointment Process” means the appointment process set forth in the American Arbitration Association Accounting and Related Services Arbitration Rules.
“Action” means any legal, administrative, arbitration or other similar proceeding, claim, action or governmental or regulatory investigation of any nature.
“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the Person specified. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“Affiliated Reinsurance Entities” means Accelerated SE Reinsurance Ltd., NGM Reinsurance Ltd., NSM Reinsurance Ltd., PJM Reinsurance Ltd., PNN Reinsurance Ltd., NG Reinsurance Co., Ltd., SM Reinsurance Co., Ltd., PM Reinsurance Co., Ltd., NNM Reinsurance Co., Ltd., NPM Reinsurance Co., Ltd., Soundview Reinsurance Company Ltd. and IECD (SAC) Ltd.
“Affiliated Reinsurance Entity Cash” means the sum of (i) the aggregate amount of cash held by the Affiliated Reinsurance Entities plus (ii) the aggregate amount of net receivables owed from FIC to the Affiliated Reinsurance Entities, plus (iii) the aggregate amount of long-term notes receivable (including any associated investment income due and accrued investment income) of the Affiliated Reinsurance Entities, to the extent not repaid to such Affiliated Reinsurance Entities prior to the Closing Date in accordance with Section 5.12(a), in each case as of the Closing Date and as set forth on the Closing Affiliated Reinsurance Company Balance Sheet and calculated in accordance with the Applicable Accounting Principles.
“Aggregate Consideration” means, at any time of determination, the total amounts paid or payable to Seller at or prior to such time of determination, offset by any amounts paid or payable to Purchaser at or prior to such time of determination, in each case in respect of the Purchase Price, the Reserve-Based Earn-Out Amounts, the Profits-Based Earn-Out Amount and any payments owing pursuant to Section 2.10.

“Applicable Reserve Pool” means, as of any date of determination, (1) the aggregate of the amount of 45-Day Reserves, LTL Reserves, ARF Reserves and XOL Reserves established for Retained New Contracts, in each case, other than as set forth in Section 1.1(a) of the Seller Disclosure Schedule, determined in a manner consistent with the methodologies historically used to determine such amounts on the Financial Statements prior to the date hereof and the methodologies set forth on Schedule 1.1(a) (and to the extent of a conflict between such methodologies, the methodologies set forth on Schedule 1.1(a) shall govern), minus (2) the aggregate of the amount of such reserve amounts used to pay contract claims or satisfy reserve refunds on cancelled contracts prior to such date of determination. The Applicable Reserve Pool will be determined excluding any investment or interest income on such reserve accounts and excluding any appreciation or depreciation in the value of assets held in such reserve accounts.
“ASE Transfer Date” means December 16, 2019, the date upon which all ASE Interests not owned by Seller were transferred to Seller.
“ARE Reinsured Pre-Closing Contracts” means Vehicle Service Contracts written by any of the Target Entities prior to the Closing Date and reinsured by any of the Affiliated Reinsurance Entities or reflected as warehoused by FIC in the Applicable Accounting Principles.
“Books and Records” means originals or copies of all books and records (including documents and data), in whatever form maintained, in the possession or control of Seller or the Target Entities to the extent that they pertain or relate to the Business or the assets, liabilities, properties, business, conduct and operations of the Target Entities, including all Permits held by any Target Entity, all corporate records of the Target Entities, statutory filings as required under applicable Law, administrative records, claim records, sales records, underwriting records, financial records, Tax records, compliance records, complaint logs, litigation files and personnel records of the Employees.
“Business Day” means any day other than a day on which commercial banks located in New York, New York are authorized or required to be closed for the conduct of regular banking business.
“Business Material Adverse Effect” means any event, occurrence, fact, condition, circumstance, effect or change that is or could reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the business, results of operations, condition (financial or otherwise) or assets of the Business or the Target Entities, taken as a whole, or (b) the ability of Seller to perform its obligations under this Agreement or the Transaction Documents in a timely manner or to consummate the transactions contemplated hereby and by the Transaction Documents on a timely basis; provided, however, that “Business Material Adverse Effect” shall not include any event, occurrence, fact, condition, circumstance, effect or change, to the extent arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting participants in the lines of business conducted by the Target Entities; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any material decline in any U.S. market index or any change in prevailing U.S. interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required by this Agreement; (vi) any changes in applicable

Laws or accounting rules; (vii) the public announcement of the transactions contemplated by this Agreement; or (viii) any failure by the Target Entities to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); provided further, however, that any event, occurrence, fact, condition, circumstance, effect or change referred to in clauses (i) through (iv) or (vi) immediately above shall be taken into account in determining whether a Business Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, circumstance, effect or change has a disproportionate effect on Seller or the Target Entities compared to other participants in the lines of business conducted by the Target Entities.
“Closing” means the closing of the sale and purchase of the Equity Interests as contemplated by this Agreement.
“Closing Date Legacy Reserves” means the aggregate reserve liabilities for unearned premium, unpaid contract claims, and agent commission refunds in respect of ARE Reinsured Pre-Closing Contracts, as set forth on the Closing Affiliated Reinsurance Entity Balance Sheet and calculated in accordance with the Applicable Accounting Principles.
“Closing Working Capital” means (i) current assets of the Target Entities (other than FIC) minus (ii) current liabilities of the Target Entities (other than FIC), each as shown on the Closing Admin/Obligor Balance Sheet and calculated in accordance with the Applicable Accounting Principles. For the avoidance of doubt, current liabilities will be determined without duplication of any amount included in Indebtedness of the Target Entities (other than FIC).
“Code” means the Internal Revenue Code of 1986, as amended.
“Commutation Payment Adjustment” means an amount, which may be positive or negative, equal to (i) the Estimated Commutation Payment minus (ii) the greater of (A) the Closing Date Legacy Reserves and (B) the sum of (1) the Affiliated Reinsurance Entity Cash plus (2) the amount, if any, by which the FIC Equity is less than $1,500,000.
“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of May 17, 2019, between Fortegra Financial Corporation and Colonnade Securities LLC.
“Contracts” means all agreements, contracts, commitments and undertakings, indentures, notes, bonds, loans, instruments, licenses, leases, mortgages or arrangements that are legally binding.
“Core Reserves” means the asset amount recorded by the Target Entities in respect of reserves for estimated contract claims in respect of Retained New Contracts other than 45-Day Reserves, LTL Reserves, ARF Reserves and XOL Reserves, in each case as such included and excluded reserve items are determined in a manner consistent with how such amounts were historically determined in the financial statements of the Target Entities, determined as of the Reserve True-Up Date in accordance with the Reserve True-Up Principles.

“Covered Taxes” means any Taxes (a) imposed on, payable by or otherwise due with respect to Seller or his Affiliates (other than the Target Entities), (b) imposed on, payable by or otherwise due with respect to the Target Entities for any Pre-Closing Tax Period, including any Taxes attributable to Section 965 of the Code, together with any interest, penalty or additions to Tax accruing after the Closing Date on Taxes described in this clause (b), (c) imposed as a result of any Target Entity having been a member of any consolidated, combined or affiliated group of companies pursuant to any provision of joint and several liability under Treasury Regulations Section 1.1502-6 and any corresponding or similar provision of state, local, or foreign applicable Law, (d) imposed by reason of any Target Entity having liability for Taxes of another Person arising under principles of transferee or successor liability or by contract as a result of events occurring before the Closing, (e) imposed as a result of any Section 338 Company’s status as an S corporation for U.S. federal income tax purposes or the Section 338 Election to be made for each such entity, (f) arising from any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) as a result of the manner in which any item was reported by any Target Entity with respect to any period prior to the Closing or the application of Section 13523(e) of the Tax Cuts and Jobs Act, P.L. No. 115-97, or (g) arising from or attributable to any inaccuracy in or breach of any representation or warranty made in Section 3.5 or the breach of any Tax covenant of Seller under this Agreement.
“Cumulative Modified Cash Administrator EBITDA” means the cumulative modified cash earnings before interest, taxes, depreciation and amortization of the Target Entities other than FIC, and for the avoidance of doubt excluding any underwriting or underwriting-related earnings of the Target Entities, calculated in accordance with the Cumulative Modified Cash Administrator EBITDA Principles.
“Cumulative Modified Cash Administrator EBITDA Principles” means the principles, practices and methodologies used to calculate the pro forma column in the illustrative statement as of June 30, 2019 set forth in Schedule 1.1(b).
“Data Input Inaccuracies” means inaccuracies or omissions in (a) the inputting of factual data, including data (and omission of data) relating to the inventory of Vehicle Service Contracts in force, the terms of such Vehicle Service Contracts, the relevant information related to the holders of such Vehicle Service Contracts and transactions related thereto, or (b) the coding, compilation or aggregation of such factual data.
“Designee” means, with respect to Seller, any Person designated to Purchaser in writing by Seller that is (i) set forth on Schedule 1.1(c), (ii) the parent, spouse, former spouse or child of Seller, (iii) the legal representative or estate of Seller or any of the foregoing, (iv) a trust maintained for the benefit of Seller or any one or more of the foregoing, (v) any partnership or limited liability company in which Seller or any one or more of the foregoing are the only partners or members or (vi) any Person approved in writing by Purchaser.
“Developed Legacy Reserves” means (1) the aggregate reserve liabilities for unearned premium, unpaid contract claims and agent commission refunds in respect of ARE Reinsured Pre-Closing Contracts as of the Reserve True-Up Date (as determined in accordance with the Reserve True-Up Principles), plus (2) contract claims, agent commission refunds and reserve refunds paid from the Closing Date through the Reserve True-Up Date in respect of ARE Reinsured Pre-Closing Contracts.
“Domiciliary Regulator” means the Turks and Caicos Islands Financial Services Commission.
“Employees” means on any date all officers, directors, managers, consultants and employees of the Target Entities who on such date have formerly been or are employed by the Target Entities, whether actively employed, on approved leave of absence or layoff or on salary continuation, sickness, accident, disability or military leave.
“Encumbrances” means any and all liens, charges, security interests, mortgages, pledges, equitable interest, option, easement, encroachment, right of way, right of first refusal, encumbrance or other adverse claim of any kind.
“Environmental Laws” means any applicable Law which relates to or otherwise imposes liability or standards of conduct concerning environmental protection, health and safety of persons, discharges, emissions, releases or threatened releases of any noises, odors or Hazardous Materials into ambient air, water or land, or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, disposal, cleanup, transport or handling of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, as amended, the Occupational Safety and Health Act, as amended, the Resource Conservation and Recovery Act, as amended, the Toxic Substances Control Act, as amended, the Federal Water Pollution Control Act, as amended, the Clean Water Act, as amended, any so-called “Superlien” law, and any other similar federal, state or local law.
“Environmental Permits” means all Permits, approvals, identification numbers, licenses and other authorizations required under any Environmental Law.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.
“ERISA Affiliate” means any Person required at any particular time to be aggregated with the Target Entities under Sections 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.
“Escrow Agent” means SunTrust Bank or any other state or federally chartered United States financial institution authorized to take deposits or act in a fiduciary capacity as a trust and that is agreed to by Purchaser and Seller.
“Escrow Agreement” means the Escrow Agreement to be entered into by Purchaser, Seller and the Escrow Agent at the Closing, in a form reasonably acceptable to Purchaser and Seller.
“Escrow Amount” means $8,250,000.

“FIC Equity” means the (i) total assets of FIC minus (ii) total liabilities of FIC, each as shown on the Closing FIC Balance Sheet and calculated in accordance with the Applicable Accounting Principles.
“First Reserve-Based Earn-Out Measurement Date” means the third anniversary of the Closing Date.
“Fundamental Representations” means the representations and warranties of Seller and Purchaser contained in this Agreement will survive the Closing as follows: the representations and warranties contained in Sections 3.1 Capacity and Authority of Seller and his Affiliates, 3.2 Authority; Non-Contravention; Approvals, 3.3 Capital Stock and Equity Interests of the Target Entities, 3.4 Corporate Organization of the Target Entities and 3.20 Brokers.
“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulatory organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.
“Hazardous Material” means any (a) hazardous substance, toxic substance, hazardous waste or pollutant (as such terms are defined by or within the meaning of any Environmental Law); (b) material or substance which is regulated or controlled as a hazardous substance, toxic substance, pollutant or other regulated or controlled material, substance or matter pursuant to any Environmental Law; (c) petroleum, crude oil or fraction thereof; (d) asbestos-containing material; (e) polychlorinated biphenyls; (f) lead-based paint; or (g) radioactive material.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.
“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid (other than trade payables incurred in the ordinary course of business consistent with past practice), (iv) all obligations of such Person under conditional sale or other title retention agreements relating to any property purchased by such Person, (v) all obligations of such Person incurred or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for raw materials, inventory, services and supplies incurred in the ordinary course of business consistent with past practice), (vi) all lease obligations of such Person capitalized on the books and records of such Person, including with respect to the lease of any telephone or other communications system, (vii) all obligations of others secured by an Encumbrance on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (viii) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions, (ix) all letters of credit or performance bonds issued for the account of such Person (excluding (A) letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business consistent with past practice, (B) standby letters of credit relating to workers’ compensation insurance and (C) surety bonds and customs bonds), (x) all guaranties and arrangements having the economic effect of a guaranty by such Person of any Indebtedness of any other Person, (xi) dealer claim funds and (xii) 45-Day Reserve accounts payable.
“Indemnified Party” means any Person claiming indemnification under any provision of Article VII.
“Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of Article VII.
“Independent Accountant” means a partner in the New York office of PriceWaterhouseCoopers LLP or, if no partner at such firm is willing or able to serve in such capacity, a partner in the New York office of another nationally recognized independent registered public accounting firm appointed by mutual agreement of Purchaser and Seller acting in good faith. In the event of an impasse over such selection, the Accounting Firm shall be selected by a single arbitrator appointed pursuant to the AAA Appointment Process.
“Independent Actuary” means a nationally recognized independent actuarial firm appointed by mutual agreement of Purchaser and Seller acting in good faith. In the event of an impasse over such selection, the Independent Actuary shall be selected by a single arbitrator appointed pursuant to the AAA Appointment Process.
“Intellectual Property” means any and all of the following to the full extent recognized under Law in any and all jurisdictions throughout the world, any (a) patents, patent applications (including reissues, divisions, renewals, provisionals, continuations, continuations-in-part and extensions); (b) registered or unregistered trademarks, service marks, trade names, Internet domain names, trade dress, logos, business and product names, slogans, acronyms, tag-lines, social media usernames, logos or domain names, and other digital identifiers and other indicia of origin, and any goodwill associated with any of the foregoing; (c) registered or unregistered copyrights and rights in copyrightable subject matter in published and unpublished works of authorship and applications to register or renew the registration of any of the foregoing; (d) trade secrets and know-how and any confidential information related thereto; (e) rights in Software; and (f) all other intellectual property rights.
“IRS” means the United States Internal Revenue Service.
“IT Systems” means the hardware, Software, data, databases, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology equipment, owned, leased or licensed by any Target Entity.

“knowledge” with respect to Seller means the knowledge of those Persons set forth on Schedule 1.1(d).
“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, writ, injunction, decree, other requirement or rule of law of any Governmental Authority.
“Lease” means any lease, leasehold interest, sublease or license, including any amendment with respect thereto, pursuant to which any Target Entity uses or holds any material Leased Real Property.
“Leased Real Property” means the real property leased by any Target Entity, as tenant, and used to operate the Business, together with all buildings and other structures, facilities or improvements currently located thereon, all fixtures thereto, and all easements, licenses, rights and other appurtenances relating to the foregoing.
“Legacy Reserves Shortfall” means the amount, if any, by which the Developed Legacy Reserves exceeds the Commutation Payment.
“Lenders” means any lenders under any Third Party Financing.
“Liability” means any and all liabilities, obligations, debts and commitments of any kind, character or description, whether asserted or unasserted, known or unknown, secured or unsecured, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.
“Losses” means any and all losses, damages, fines, fees, penalties, deficiencies, Liabilities, Taxes, claims, demands, judgments, settlements, interest, awards and costs and expenses (including (i) reasonable expenses of investigation and collection, reasonable attorneys’ fees and disbursements and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers and (ii) any incidental, indirect, consequential damages, lost profit or diminution in value (any Losses described in clause (ii), “Additional Elements”), whether or not involving a Third Party Claim.
“Malware” means any virus, Trojan horse, time bomb, key-lock, spyware, worm, malicious code or other software program designed to or able to, without the knowledge and authorization of the Target Entities, disrupt, disable, harm, interfere with the operation of or install itself within or on any Software, computer data, network memory or hardware.
“Measurement Period” means the period beginning on the Closing Date and ending on the third anniversary of the Closing Date.
“Permit” means any permit, license, franchise, approval, consent, registration, clearance, variance, exemption, order, certificate or authorization by or of any Governmental Authority.
“Permitted Encumbrances” means (a) Encumbrances for Taxes or other governmental charges not yet due and payable or which are being contested in good faith and for which adequate accruals or reserves have been established on the Financial Statements, as applicable; (b) mechanics’, carriers’, warehousemen’s, workers’ and other similar Encumbrances; and (c) easements, rights of way, building, zoning and other similar encumbrances or title defects that do not materially impair the use of the underlying property in the ordinary course.
“Person” means any natural person, corporation, general partnership, limited partnership, limited or unlimited liability company, proprietorship, trust, joint venture, other business entity or Governmental Authority.
“Plan” means any employment, consulting, bonus, incentive compensation, deferred compensation, pension, profit-sharing, retirement, stock bonus, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock or other equity-based arrangement, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, medical, dental, vision, welfare, accident, disability, workmen’s compensation or other insurance, severance, separation, termination, change of control, retention, collective bargaining or other benefit plan, understanding, agreement, practice, policy or arrangement of any kind, whether written or oral, and whether or not subject to ERISA, including any “employee benefit plan” within the meaning of Section 3(3) of ERISA. Notwithstanding the foregoing, the term “Plan” shall not include any informal arrangements that individually, or in the aggregate, do not and will not (i) result in substantial Liabilities or substantial administrative burdens on the Company or (ii) cause the Company to be in violation of any applicable Law, including any requirement to file information reports to any Government Authority.
“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to a Straddle Period, the portion of such Straddle Period ending on the Closing Date.
“Principal Market” means, with respect to any day on which the common stock of Tiptree Inc. is listed or admitted to trading or quoted on any securities exchange or quotation facility (whether U.S. national or regional or non-U.S.), the principal such exchange or facility on which such common stock is so listed or admitted or so quoted.
“Producer” means any producer, broker, agent, general agent, managing general agent, master broker agency, broker general agency, financial specialist or other Person responsible for marketing or producing Vehicle Service Contracts on behalf of any of the Target Entities (including automobile dealers) prior to the Closing.
“Producer Contracts” means any written contract or agreement entered into by any Target Entity with respect to the Business and the solicitation and sale of Vehicle Service Contracts.
“Purchase Price Adjustment” means an amount, which may be positive or negative equal to (i) the Estimated Purchase Price minus (ii) (A) the Base Purchase Price minus (B) the amount of Closing Indebtedness, (C) (1) plus the amount, if any, by which Closing Working Capital (after giving effect to the Pre-Closing Dividend) exceeds Target Working

Capital or (2) minus the amount, if any, by which Target Working Capital exceeds Closing Working Capital (after giving effect to the Pre-Closing Dividend), and (D) minus the amount of Transaction Expenses.
“Purchaser Material Adverse Effect” means a material adverse effect on the enforceability of Purchaser’s obligations under this Agreement or the Transaction Documents or Purchaser’s ability to perform its obligations under this Agreement or the Transaction Documents in a timely manner or to consummate the transactions contemplated by this Agreement or the Transaction Documents without material delay.
“Real Property” means the real property owned, leased or subleased by any of the Target Entities, together with all buildings, structures and facilities located thereon.
“Reinsurance Contracts” means all Contracts, treaties, facultative certificates, policies or other arrangements, to which any Target Entity is a party or by which any Target Entity is bound or subject, providing for ceding or assumption of reinsurance, excess insurance or retrocession, including, without limitation, all reinsurance policies, and retrocession agreements and all contractual liability insurance policies (or “CLIPS”), in each case as such Contract, treaty, facultative certificate, policy or other arrangement may have been amended, modified or supplemented irrespective of how such arrangement is accounted for.
“Representative” means, with respect to any Person, any and all directors, officers, managers, employees, consultants, financial advisors, counsel, accountants and other agents or representatives of such Person.
“Reserve True-Up Date” means the fifth anniversary of the Closing Date.
“Reserve-Based Earn-Out Measurement Dates” means each of the First Reserve-Based Earn-Out Measurement Date and the Second Reserve-Based Earn-Out Measurement Date.
“Restricted Business” means the design, marketing, administration, underwriting and reinsurance of finance and insurance or warranty products and reinsurance solutions for automotive industry participants.
“Restricted Jurisdictions” means worldwide.
“Retained New Contract Insurance Earnings” means the amount, if any, by which (1) Core Reserves with respect to Retained New Contracts exceeds (2) the sum of (a) contract claims and reserve refunds paid during the Measurement Period with respect to Retained New Contracts plus (b) aggregate reserves for unpaid contract claims and agent commission refunds in respect of Retained New Contracts as of the Reserve True-Up Date (as determined in accordance with the Reserve True-Up Principles).
“Retained New Contracts” means Vehicle Service Contracts issued by the Target Entities during the Measurement Period that are both (1) insured by FIC or an insurance company subsidiary of Fortegra Financial Corporation and (2) not reinsured to a dealer-affiliated or agent-affiliated reinsurance entity.
“Section 338 Company” means each of DMS, IDG and OSI.
“Second Reserve-Based Earn-Out Measurement Date” means the fifth anniversary of the Closing Date.
“Software” means all software, including but not limited to application software, (including mobile digital applications), system software and binary libraries, including all source code and object code versions of any and all of the foregoing, in any and all forms and media.
“Specified Litigation” means the Action described in Schedule 1.1(e) or any related Action.
“Straddle Period” means any Tax period that begins before and ends after the Closing Date.
“Subsidiary” means, with respect to any Person, any other Person (a) of which the first Person owns directly or indirectly more than 50% of the equity interest in the other Person; (b) of which the first Person or any other Subsidiary of the first Person is a general partner; or (c) of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions with respect to the other Person are at the time owned by the first Person and/or one or more of the first Person’s Subsidiaries.
“Target Entity Benefit Plan” means a Plan that provides compensation or employee benefits of any kind, whether domestic or foreign, that is entered into, sponsored, maintained or contributed to or required to be sponsored, maintained or contributed to for the benefit of any current or former Employee or other individual service provider of any Target Entity or any ERISA Affiliate or in respect of which any Target Entity or any ERISA Affiliate would reasonably be expected to incur any liability or obligation (contingent or otherwise).
“Target Entity Intellectual Property” means all Intellectual Property that is owned or purported to be owned by any Target Entity.
“Target Working Capital” means $1,500,000.
“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, payroll, social security (or similar), unemployment, workers’ compensation, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax or similar duty, fee, assessment or governmental charge of any kind whatsoever, including any interest, penalties or additions thereto, whether disputed or not.

“Tax Authority” means the IRS and any other state, local or foreign Governmental Authority responsible for the administration of any Taxes.
“Tax Return” means any return, declaration, report, claim for refund or information return or statement required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Third Party Financing” means any credit agreement, loan agreement, note agreement, promissory note, indenture or other agreement or instrument evidencing or governing the terms of any indebtedness or other financial accommodation that is entered into by Purchaser or any of its Affiliates.
“Tiptree Stock Price” means the VWAP of the common stock of Tiptree Inc. for the 20 consecutive Trading Days ending on and including the Trading Day prior to the applicable date of payment of a portion of the Profits-Based Earn-Out Amount.
“Trading Day” means a day on which the Principal Market is open for the transaction of business, or if the shares of common stock of Tiptree Inc. are not listed or admitted to trading and are not quoted on any securities exchange or quotation facility, a Business Day.
“Transaction Documents” means the Commutation Agreement, the Escrow Agreement and the Employment Agreement.
“Transaction Expenses” means, without duplication of any amounts included in Closing Working Capital, FIC Equity or Indebtedness, all out-of-pocket expenses of the Target Entities incurred or to be incurred prior to or through the Closing Date in connection with the negotiation, preparation and execution of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby, including the fees and expenses of attorneys, accountants and financial and other advisors and third party service providers, in each case solely to the extent not paid prior to the Closing Date and payable on or following the Closing Date.
“Unrestricted Cash” means all unrestricted cash of the Target Entities at Closing other than (x) any amounts required to repay items (ii) and (iii) of the definition of Affiliated Reinsurance Entity Cash and (y) cash in segregated or fiduciary accounts held for the benefit of any other Person.
“Vehicle Service Contract” means any vehicle service contract, other service contract, insurance contract or policy, warranty agreement or similar contract written or assumed by any Target Entity with respect to the Business and entered into with a customer, policyholder or cedant.
“VWAP” means, for any Trading Day or series of Trading Days, the volume-weighted average price per share of common stock of Tiptree Inc. on the Principal Market (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Purchaser and Seller).

“WARN Act” means the United States Worker Adjustment and Retraining Notification Act of 1988, as amended, and any applicable state or local mass layoff or plant-closing Law.
Section 1.2Other Defined Terms and Rules of Construction.
(a)Other terms defined are in the other parts of this Agreement indicated below:

“ADI”	5.3(d)
“Additional Elements”	1.1
“Agreement”	Preamble
“Annual Financial Statements”	3.6(a)
“Applicable Accounting Principles”	2.2
“Arizona Entities”	Recitals
“ASE”	Recitals
“ASE Interests”	Recitals
“Balance Sheet”	3.6(a)
“Balance Sheet Date”	3.6(a)
“Base Purchase Price”	2.1(a)(ii)
“Business”	Recitals
“CLIPS”	1.1
“Closing Admin/Obligor Balance Sheet”	2.3(a)
“Closing Affiliated Reinsurance Entity Balance Sheet”	2.3(a)
“Closing Date”	2.4
“Closing Date Legacy Liabilities”	2.1(b)(i)
“Closing FIC Balance Sheet”	2.3(a)
“Closing Indebtedness”	2.3(a)
“Closing Payment”	2.1(a)(ii)
“Closing Statement”	2.3(a)
“Commutation Agreement”	2.1(b)(i)
“Commutation Payment”	2.1(b)(ii)
“Deductible”	7.5(a)
“Direct Claim”	7.6(c)
“Disputed Item”	2.3(b)
“DMS”	Recitals
“DMS Shares”	Recitals
“Election Form”	8.4(b)
"Employment Agreement"	Recitals
“Equity Interests”	Recitals
“Escrow Fund”	2.1(a)(ii)
“Estimated Admin/Obligor Balance Sheet”	2.2

“Estimated Affiliated Reinsurance Entity Balance Sheet”	2.2
“Estimated Affiliated Reinsurance Entity Cash”	2.2
“Estimated Closing Statement”	2.2
“Estimated Closing Working Capital”	2.2
“Estimated Commutation Payment”	2.1(b)(ii)
“Estimated FIC Balance Sheet”	2.2
“Estimated FIC Equity”	2.2
“Estimated Indebtedness”	2.2
“Estimated Legacy Reserves”	2.2
“Estimated Purchase Price”	2.1(a)(ii)
“Estimated Transaction Expenses”	2.2
“FIC”	Recitals
“FIC Shares”	Recitals
“Financial Statements”	3.6(a)
“IDG”	Recitals
“IDG Shares”	Recitals
“Interim Balance Sheet”	3.6(a)
“Interim Balance Sheet Date”	3.6(a)
“Interim Financial Statements”	3.6(a)
“Lender Provisions”	10.5
“Material Contract”	3.13(a)
“Material Customers”	3.29(a)
“Material Vendors”	3.29(b)
“Money Laundering Laws”	3.21
“Notice of Disagreement”	2.3(b)
“OFAC”	3.21
“Open Source Software”	3.14(d)
“OSI”	Recitals
“OSI Shares”	Recitals
“Parties”	Preamble
“Partnership Representative”	8.3(e)
“Party”	Preamble
“Post-Closing Tax Period”	8.1(b)(i)
“Pre-Closing Dividend”	5.12(b)
“Purchase Price”	2.1(a)(ii)
“Purchaser”	Preamble
“Purchaser Disclosure Schedule”	Article IV
“Purchaser Indemnified Parties”	7.2
“Reinsurance Allocation Schedule”	2.6(c)
“Reserve Deficiency”	2.10(e)(iii)
“Reserve Excess”	2.10(e)(ii)

“Reserve True-Up Date”	1.1
“Reserve True-Up Disputed Item”	2.10(b)
“Reserve True-Up Notice of Disagreement”	2.10(b)
“Reserve True-Up Principles”	2.10(f)
“Reserve True-Up Resolution Period”	2.10(c)
“Reserve True-Up Statement”	2.10(a)
“Reserve-Based Earn-Out Amount”	2.8(b)
“Resolution Period”	2.3(c)
“SAC”	Recitals
“SAC Admin”	Recitals
“SAC Admin Shares”	Recitals
“SAC Insurance”	Recitals
“SAC Insurance Shares”	Recitals
“SAC Shares”	Recitals
“Section 338 Election”	8.4(a)
“Seller Disclosure Schedule”	Article III
“Seller Indemnified Parties”	7.3
“Seller”	Preamble
“Smart AutoCare”	Recitals
“Smart AutoCare Admin”	Recitals
“Smart AutoCare Admin Shares”	Recitals
“Smart AutoCare Shares”	Recitals
“Target Entities”	Recitals
“Target Entity”	Recitals
“Tax Allocation Schedule”	8.4(c)
“Tax Proceeding”	8.3(d)
“Third Party Approvals”	5.5
“Termination Date	9.1(d)
“Termination-Based Earn-Out Measurement Date”	2.8(d)
“Termination-Based Earn-Out Payment”	2.8(d)
“Third Party Approvals”	5.13
“Third Party Claim”	7.6(a)
“Unaffiliated Receivable”	5.12(a)
“VSC Marketing Communication”	3.26
“VSC Permits”	3.24(c)
(b)For the purposes of this Agreement, except to the extent that the context otherwise requires:
(i)when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(ii)the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;
(iii)whenever the words “include,” “includes” or “including” (or similar terms) are used in this Agreement, they are deemed to be followed by the words “without limitation”;
(iv)the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;
(v)all terms defined in this Agreement have their defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;
(vi)the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;
(vii)if any action is to be taken by any Party hereto pursuant to this Agreement on a day that is not a Business Day, such action shall be taken on the next Business Day following such day;
(viii)references to a Person are also to its permitted successors and assigns; and
(ix)the use of “or” is not intended to be exclusive unless expressly indicated otherwise.
(c)This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisors. It is the intention of the parties that neither Party shall be considered the drafter hereof and that this Agreement not be construed more strictly with regard to one Party than to any other.
ARTICLE II
PURCHASE AND SALE OF EQUITY INTERESTS AND OTHER TRANSACTIONS
Section 2.1Transactions Pursuant to this Agreement. Subject to the terms and conditions of this Agreement and the Transaction Documents, as applicable, the following transactions shall occur as specified below:
(a)Purchase and Sale of the Equity Interests.
(i)At the Closing, upon the terms and subject to the conditions of this Agreement, Seller will sell, transfer, assign, convey and deliver to Purchaser, and Purchaser will purchase and accept from Seller, the Equity Interests of each Target Entity set forth beside such

Target Entity’s name in Section 2.1(a)(i) of the Seller Disclosure Schedule free and clear of all Encumbrances as contemplated in this Article II.
(ii)In consideration for the Equity Interests, Purchaser shall pay to Seller an aggregate amount in cash equal to (A) $110 million (the “Base Purchase Price”) minus (B) the amount of Estimated Indebtedness, (C) (1) plus the amount, if any, by which Estimated Closing Working Capital (after giving effect to the Pre-Closing Dividend) exceeds Target Working Capital or (2) minus the amount, if any, by which Target Working Capital exceeds Estimated Closing Working Capital (after giving effect to the Pre-Closing Dividend), (D) minus the amount of Estimated Transaction Expenses (such aggregate amount payable to Seller at Closing pursuant to this Section 2.1(a)(ii), the “Estimated Purchase Price”, and as adjusted pursuant to Section 2.3, the “Purchase Price”). At the Closing; (A) subject to Section 2.6(d), Purchaser shall pay to Seller an aggregate amount in cash equal to the Estimated Purchase Price minus the Escrow Amount (the “Closing Payment”); and (B) Purchaser shall deposit with the Escrow Agent, the Escrow Amount (such amount, including any interest or other amounts earned thereon and less any disbursements therefrom in accordance with the Escrow Agreement, the “Escrow Fund”, to be held for a period of eighteen (18) months following the Closing Date in accordance with the terms of the Escrow Agreement for the purpose of securing certain indemnification obligations as set forth in this Agreement.
(b)Commutation Agreement.
(i)At the Closing, Purchaser and Seller shall cause FIC and each of the Affiliated Reinsurance Entities to execute and deliver a commutation agreement in substantially the form attached hereto as Exhibit A (the “Commutation Agreement”), which agreement shall provide for the commutation of all liabilities assumed by the Affiliated Reinsurance Entities from FIC in respect of the ARE Reinsured Pre-Closing Contracts (the “Closing Date Legacy Liabilities”).
(ii)In consideration for the commutation of the Closing Date Legacy Liabilities pursuant to the Commutation Agreement at the Closing, the Affiliated Reinsurance Entities shall pay to FIC an aggregate commutation payment in cash equal to the greater of (A) the Estimated Legacy Reserves and (B) the sum of (1) Estimated Affiliated Reinsurance Entity Cash, plus (2) the amount, if any, by which the Estimated FIC Equity is less than $1,500,000 (such aggregate amount payable to FIC pursuant to this Section 2.1(b)(ii), the “Estimated Commutation Payment,” and as adjusted pursuant to Section 2.3, the “Commutation Payment”).
Section 2.2Closing Statement. Not less than two (2) Business Days prior to the anticipated Closing Date, Seller shall cause to be prepared and delivered to Purchaser a statement (the “Estimated Closing Statement”) consisting of (i) an estimated consolidated balance sheet of the Target Entities other than FIC as of the close of business on the Closing Date (the “Estimated Admin/Obligor Balance Sheet”), (ii) an estimated consolidated balance sheet of the Affiliated Reinsurance Entities as of the close of business on the Closing Date (the “Estimated Affiliated Reinsurance Entity Balance Sheet”), (iii) an estimated balance sheet of FIC as of the close of business on the Closing Date (the “Estimated FIC Balance Sheet”), (iv) an estimated calculation in reasonable detail of Closing Working Capital (“Estimated Closing Working Capital”) and

aggregate Indebtedness of the Target Entities other than FIC (“Estimated Indebtedness”) derived from the Estimated Admin/Obligor Balance Sheet, (v) an estimated calculation in reasonable detail of Closing Date Legacy Reserves (“Estimated Legacy Reserves”) and Affiliated Reinsurance Entity Cash (“Estimated Affiliated Reinsurance Entity Cash”) derived from the Estimated Affiliated Reinsurance Entity Balance Sheet, (vi) an estimated calculation in reasonable detail of FIC Equity (“Estimated FIC Equity”) derived from the Estimated FIC Balance Sheet, (vii) the estimated amount of Transaction Expenses (“Estimated Transaction Expenses”) and (viii) calculations in reasonable detail of the Pre-Closing Dividend, the Estimated Purchase Price, the Closing Payment and the Estimated Commutation Payment based on the foregoing. The Estimated Closing Statement shall be prepared in accordance with the accounting principles, practices and methodologies set forth in, and used to prepare the illustrative statement as of June 30, 2019 set forth in, Schedule 2.2 (the “Applicable Accounting Principles”).
Section 2.3Post-Closing Adjustment.
(a)No later than sixty (60) days following the Closing Date, Purchaser shall cause to be prepared and delivered to Seller a statement (the “Closing Statement”) consisting of (i) an unaudited consolidated balance sheet of the Target Entities other than FIC as of the close of business on the Closing Date (the “Closing Admin/Obligor Balance Sheet”), (ii) an unaudited consolidated balance sheet of the Affiliated Reinsurance Entities as of the close of business on the Closing Date (the “Closing Affiliated Reinsurance Entity Balance Sheet”), (iii) an unaudited balance sheet of FIC as of the close of business on the Closing Date (the “Closing FIC Balance Sheet”), (iv) a calculation in reasonable detail of Closing Working Capital and aggregate Indebtedness of the Target Entities other than FIC (“Closing Indebtedness”) derived from the Closing Admin/Obligor Balance Sheet, (v) a calculation in reasonable detail of Closing Date Legacy Reserves and Affiliated Entity Reinsurance Company Cash derived from the Closing Affiliated Reinsurance Entity Balance Sheet, (vi) a calculation in reasonable detail of FIC Equity derived from the Closing FIC Balance Sheet, (vii) the final amount of Transaction Expenses and (viii) calculations in reasonable detail of the Purchase Price Adjustment and Commutation Payment Adjustment based on the foregoing. The Closing Statement shall be prepared in accordance with the Applicable Accounting Principles.
(b)The Closing Statement shall become final, binding and conclusive upon Seller and Purchaser on the thirtieth (30th) day following Seller’s receipt of the Closing Statement, unless prior to such thirtieth (30th) day Seller delivers to Purchaser a written notice (a “Notice of Disagreement”) stating that Seller believes the Closing Statement contains mathematical errors or was not prepared in accordance with the Applicable Accounting Principles and specifying in reasonable detail each item that Seller disputes (each, a “Disputed Item”), the amount in dispute for each such Disputed Item and the reasons supporting Seller’s positions. Seller shall not challenge the Closing Statement on any other basis, and Seller shall be deemed to have agreed with all other items and amounts contained in the Closing Statement delivered pursuant to Section 2.3(a).

(c)During the thirty (30) -day period following the delivery of a Notice of Disagreement (such period of time, the “Resolution Period”), Seller and Purchaser shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. During the Resolution Period, Purchaser and its auditors shall have access to all of the working papers of Seller prepared in connection with the Notice of Disagreement, and Seller and his auditor shall have access to all working papers of Purchaser prepared in connection with the Closing Statement. In the event that Seller and Purchaser are unable to agree on any item or items shown or reflected in the Notice of Disagreement within the Resolution Period, each of Seller and Purchaser shall prepare separate written reports of such unresolved item or items specified in the Notice of Disagreement and deliver such reports, along with copies of the Notice of Disagreement and the Closing Statement marked to indicate those line items that remain in dispute, to the Independent Accountant within fifteen (15) days after the expiration of the Resolution Period. The failure of either such party to timely deliver its initial written statement or response to such other party’s initial written statement shall constitute a waiver of such party’s right to submit the same, and the Independent Accountant shall rule in favor of the other party in all issues. The parties hereto shall use their respective reasonable best efforts to cause the Independent Accountant to, as soon as practicable and in any event within thirty (30) days after receiving such written reports, determine whether and to what extent (if any) the Closing Statement requires adjustment with respect to the calculation of the items set forth therein; provided, however, that the dollar amount of each item in dispute shall be determined within the range of dollar amounts proposed by Seller in the Notice of Disagreement, on the one hand, and Purchaser in the Closing Statement, on the other hand. The parties hereto acknowledge and agree that (i) the review by and determinations of the Independent Accountant shall be limited to, and only to, the unresolved item or items contained in the reports prepared and submitted to the Independent Accountant by Seller and Purchaser and (ii) the determinations by the Independent Accountant shall be based solely on (A) such reports submitted by Seller and Purchaser and the basis for Seller’s and Purchaser’s respective positions and (B) this Section 2.3 and the Applicable Accounting Principles. Seller and Purchaser agree to enter into an engagement letter with the Independent Accountant containing customary terms and conditions for this type of engagement. The parties hereto shall use their reasonable best efforts to cooperate with each other and to cooperate with and provide information and documentation, including work papers, to assist the Independent Accountant. Any such information or documentation provided by any party hereto to the Independent Accountant shall be concurrently delivered to the other parties hereto, subject, in the case of any work papers of such party’s accountants or auditors, to such other parties hereto entering into a customary release agreement with respect thereto. None of the parties hereto shall disclose to the Independent Accountant, and the Independent Accountant shall not consider for any purposes, any settlement discussions or settlement offers made by any of the parties hereto with respect to any objection under this Section 2.3(c). The determinations by the Independent Accountant solely as to the amount of Disputed Items shall be in writing and shall be final, binding and conclusive for all purposes of determining the Purchase Price Adjustment and the Commutation Payment Adjustment and shall have the same effect for all purposes as if such determinations had been embodied in a final judgment, entered by a court of competent jurisdiction, and either party hereto may petition the New York courts to reduce such decision to judgment. The fees, costs and expenses of retaining the Independent Accountant shall be borne 50% by Seller and 50% by Purchaser.

(d)Each party shall use its reasonable best efforts to provide promptly to the other party all information and reasonable access to employees as such other party shall reasonably request in connection with review of the Estimated Closing Statement, the Closing Statement or the Notice of Disagreement, as the case may be, including all work papers of the accountants who audited, compiled or reviewed such statements or notices (subject to Purchaser and its representatives entering into any undertakings required by Seller’s accountants in connection herewith), and shall otherwise cooperate in good faith with such other party to arrive at a final determination of the Closing Statement.
(e)Within two (2) Business Days after the Closing Statement is finalized pursuant to sub-sections (c) and (d) of this Section 2.3:
(i)if the Purchase Price Adjustment is a positive amount, Seller shall pay Purchaser an aggregate amount equal to the Purchase Price Adjustment, by wire transfer of immediately available funds to an account or accounts previously designated in writing by Purchaser; or
(ii)if the Purchase Price Adjustment is a negative amount, Purchaser shall pay Seller an aggregate amount equal to the Purchase Price Adjustment, by wire transfer of immediately available funds to an account or accounts previously designated in writing by Seller.
Any payment made pursuant to this Section 2.3(e) shall be treated for all applicable Tax purposes as an adjustment to the Purchase Price unless otherwise required by applicable Law.
(f)Within two (2) Business Days after the Closing Statement is finalized pursuant to sub-sections (c) and (d) of this Section 2.3:
(i)if the Commutation Payment Adjustment is a positive amount, FIC shall pay the Affiliated Reinsurance Entities an aggregate amount equal to the Commutation Payment Adjustment, by wire transfer of immediately available funds to an account or accounts previously designated in writing by Seller; or
(ii)if the Commutation Payment Adjustment is a negative amount, the Affiliated Reinsurance Entities shall pay FIC an aggregate amount equal to the Commutation Payment Adjustment, by wire transfer of immediately available funds to an account or accounts previously designated in writing by Purchaser.
(iii)Payments due to or from the Affiliated Reinsurance Entities pursuant to this Section 2.3(f) shall be made in accordance with the Reinsurance Allocation Schedule; provided that all Affiliated Reinsurance Entities and Seller shall be jointly and severally liable for any payment owed to FIC pursuant to clause (ii).
Section 2.4Closing. Subject to the terms and conditions of this Agreement, the Closing shall be held at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York, at 10:00 a.m. local time, on the first Business Day of the calendar month immediately following the calendar month in which the last of the conditions set forth in Article

VI has been satisfied or waived (other than conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time); provided that if the last such condition is satisfied or waived later than the second Business Day immediately preceding the last Business Day of a calendar month, then the Closing shall be held on the first Business Day of the second calendar month following the calendar month in which the last of such conditions has been satisfied or waived; and provided, further, that the Closing may be held at such other time or place as Purchaser and Seller mutually agree (the date on which the closing occurs, the “Closing Date”).
Section 2.5Closing Deliveries. At the Closing:
(a)Purchaser will deliver or cause to be delivered to Seller the certificate contemplated by Section 6.2(f).
(b)Seller will deliver or cause to be delivered to Purchaser:
(i)for each of the Target Entities that is a corporation, stock certificate(s) evidencing the Equity Interests in such Target Entities, in each case endorsed in blank or with an executed blank stock power attached sufficient to vest good and valid title to such Equity Interests in Purchaser, free and clear of any Encumbrances and for each Target Entity that is not a corporation, evidence of the transfer of ownership of the Equity Interests in such Target Entities, free and clear of any Encumbrances, in a form reasonably satisfactory to Purchaser;
(ii)written resignations of all directors (or equivalent persons) and officers of the Target Entities set forth in Section 5.9 of the Seller Disclosure Schedule, in each case, effective as of the Closing Date and in form and substance reasonably acceptable to Purchaser;
(iii)a certification from Seller in the form contained in Section 1.1445-2(b)(2)(iv)(B) of the United States Department of the Treasury Regulations to the effect that Seller is not a “foreign person;”
(iv)the certificate contemplated by Section 6.1(f);
(v)the Election Form in accordance with Section 8.4;
(vi)each Transaction Document duly executed by Seller or any of his Affiliates party thereto;
(vii)all Books and Records of the Target Entities not already in the possession of the Target Entities; and
(viii)such other documents, instruments or certificates as Purchaser may reasonably request.

(c)The Parties shall use commercially reasonable efforts to cause the Escrow Agent to execute and deliver the Escrow Agreement.
Section 2.6Closing Payments. The following payments shall be made at the Closing, in each case by wire transfer of immediately available funds to an account or accounts previously designated in writing by the party entitled to payment:
(a)Purchaser shall pay to Seller the Closing Payment.
(b)Purchaser shall deposit the Escrow Amount with the Escrow Agent.
(c)Seller shall cause each of the Affiliated Reinsurance Entities to pay to FIC its share of the Estimated Commutation Payment, as set forth in Schedule 2.6(c) (the “Reinsurance Allocation Schedule”).
(d)At the Purchaser’s election, Purchaser may direct, or cause FIC to direct, that all or a portion of the Estimated Commutation Payment be paid to Seller in partial satisfaction of the Closing Payment.
Section 2.7Withholding. Notwithstanding any other provision of this Agreement, and for the avoidance of doubt, (a) each payment made to Seller pursuant to this Agreement shall be made net of any Taxes required by applicable Law to be deducted or withheld from such payment and (b) any amounts deducted or withheld from any such payment shall be remitted to the applicable taxing authority and shall be treated for all purposes of this Agreement as having been paid to Seller. The parties agree to use commercially reasonable efforts to cooperate to reduce or eliminate any such withholding to the extent permitted by applicable Law, provided that, for the avoidance of doubt, such cooperation shall not limit Purchaser’s ability to deduct or withhold any Taxes if and to the extent (in terms of amount) such deduction or withholding is required under any applicable Law. Purchaser shall provide Seller with written notice of any such withholding and copies of any filing made to a taxing authority in respect of any such withholding.
Section 2.8Reserve-Based Earn-Out Payment.
(a)No later than sixty (60) days following each Reserve-Based Earn-Out Measurement Date, Purchaser shall (i) prepare and deliver to Seller a written statement setting forth in reasonable detail Purchaser’s calculation of the Applicable Reserve Pool and the Reserve-Based Earn-Out Amount, in each case as of such Reserve-Based Earn-Out Measurement Date and (ii) subject to Section 2.8(c) and Section 7.6(d), pay the Reserve-Based Earn-Out Amount for such Reserve-Based Earn-Out Measurement Date to Seller or his Designees by wire transfer of immediately available funds to an account or accounts previously designated in writing by Seller. In the event of Seller’s death prior to the payment of any Reserve-Based Earn-Out Amount payable pursuant to this Section 2.8(a), such payment shall instead be made to the executors of Seller’s estate.

(b)The “Reserve-Based Earn-Out Amount” for each Reserve-Based Earn-Out Measurement Date shall be determined as follows:
(i)For the First Reserve-Based Earn-Out Measurement Date, (A) if the Applicable Reserve Pool as of such date is greater than or equal to $28 million, the Reserve-Based Earn-Out Amount shall be equal to $15 million; (B) if the Applicable Reserve Pool as of such date is less than or equal to $12 million, the Reserve-Based Earn-Out Amount shall be equal to $0; and (C) if the Applicable Reserve Pool as of such date is greater than $12 million, but less than $28 million, the Reserve-Based Earn-Out Amount shall be equal to the product of (1) $15 million multiplied by (2) the quotient of (x) the amount of the Applicable Reserve Pool as of such date minus $12 million, divided by (y) $16 million.
(ii)For the Second Reserve-Based Earn-Out Measurement Date, (A) if the Applicable Reserve Pool as of such date is greater than or equal to $28 million, the Reserve-Based Earn-Out Amount shall be equal to $35 million; (B) if the Applicable Reserve Pool as of such date is less than or equal to $12 million, the Reserve-Based Earn-Out Amount shall be equal to $0; and (C) if the Applicable Reserve Pool as of such date is greater than $12 million, but less than $28 million, the Reserve-Based Earn-Out Amount shall be equal to the product of (1) $35 million multiplied by (2) the quotient of (x) the amount of the Applicable Reserve Pool as of such date minus $12 million, divided by (y) $16 million.
(c)Purchaser may hold back all or a portion of any Reserve-Based Earn-Out Amounts (other than the Termination-Based Earn-Out Payment) earned until the final determination of the Reserve Deficiency, if any, if in Purchaser’s reasonable opinion, such amount may be necessary to offset such Reserve Deficiency.
(d)In the event that following the Closing but prior to the First Reserve-Based Earn-Out Measurement Date, Purchaser or any of its Subsidiaries terminates Seller’s employment without Cause (as defined in the Employment Agreement) or Seller terminates his employment with Purchaser or its Subsidiaries with Good Reason (as defined in the Employment Agreement), Purchaser shall prepare and deliver to Seller, no later than sixty (60) days following the date of such termination of employment (the “Termination-Based Earn-Out Measurement Date”), a written statement setting forth in reasonable detail Purchaser’s calculation of (i) the Applicable Reserve Pool as of the Termination-Based Earn-Out Measurement Date and (ii) the Reserve-Based Earn-Out Amount, calculated in accordance with Section 2.8(b)(i), but as of the Termination-Based Earn-Out Measurement Date rather than the First Reserve-Based Earn-Out Measurement Date. Purchaser shall pay such Reserve-Based Earn-Out Amount (the “Termination-Based Earn-Out Payment”) to Seller or his Designees by wire transfer of immediately available funds to an account or accounts previously designated in writing by Seller. If the Termination-Based Earn-Out Payment is made, the Reserve-Based Earn-Out Amount shall be calculated pursuant to this Section 2.8 on each Reserve-Based Earn-Out Measurement Date, but the Reserve-Based Earn-Out Amount payable by Purchaser for the First Reserve-Based Earn-Out Measurement Date, if any, shall be reduced (but not below zero) by the amount of the Termination-Based Earn-Out Payment.

Section 2.9Profits-Based Earn-Out Payment.
(a)No later than sixty (60) days following the completion of the first quarterly financial statements of the Target Entities following the third anniversary of the Closing Date, Purchaser shall (i) prepare and deliver to Seller a written statement setting forth in reasonable detail Purchaser’s calculation of the Cumulative Modified Cash Administrator EBITDA for the Measurement Period and the Profits-Based Earn-Out Amount. Subject to Section 2.9(c) and Section 7.6(d), Purchaser shall pay 50% of the Profits-Based Earn-Out Amount to Seller or his Designees on the fourth anniversary of the Closing Date and 50% of the Profits-Based Earn-Out Amount to Seller or his Designees on the fifth anniversary of the Closing Date. At the election of Purchaser, in its sole discretion, such payments may be made (x) by wire transfer of immediately available funds in the amount of such payment to an account or accounts previously designated in writing by Seller or (y) by issuance of a number of duly authorized validly issued, fully paid and nonassessable shares of common stock of Tiptree Inc. equal to the amount of such payment divided by the Tiptree Stock Price. In the event of Seller’s death prior to the payment of any Profits-Based Earn-Out Amount payable pursuant to this Section 2.9, such payment shall instead be made to the executors of Seller's estate.
(b)The “Profits-Based Earn-Out Amount” shall be determined as follows. If the Cumulative Modified Cash Administrator EBITDA for the Measurement Period is greater than $75 million, the Profits-Based Earn-Out Amount shall be equal to the lesser of (i) the product of (A)(1) the product of (x) the average annual Cumulative Modified Cash Administrator EBITDA for each year during the Measurement Period, multiplied by (y) 8.5 minus (2) $160 million, multiplied by (B) 25% and (ii) $30 million. If the Cumulative Modified Cash Administrator EBITDA for the Measurement Period is less than or equal to $75 million, the Profits-Based Earn-Out Amount shall be equal to $0. In no case will the Profits-Based Earn-Out Amount be a negative number.
(c)Purchaser may hold back all or a portion of any Profits-Based Earn-Out Amount earned until the final determination of the Reserve Deficiency, if any, if in Purchaser’s reasonable opinion, such amount may be necessary to offset such Reserve Deficiency.
Section 2.10Underwriting Profitability True-Up.
(a)No later than sixty (60) days following the Reserve True-Up Date, Purchaser shall (i) prepare and deliver to Seller a written statement (the “Reserve True-Up Statement”) setting forth in reasonable detail Purchaser’s calculation of the Developed Legacy Reserves, the Legacy Reserves Shortfall (if any), the Retained New Contract Insurance Earnings, and the Reserve Deficiency or Reserve Excess, as applicable, in each case, as of the Reserve True-Up Date. The Reserve True-Up Statement shall be prepared in accordance with the Reserve True-Up Principles.
(b)The Reserve True-Up Statement shall become final, binding and conclusive upon Seller and Purchaser on the thirtieth (30th) day following Seller’s receipt of the Reserve True-Up Statement, unless prior to such thirtieth (30th) day Seller delivers to Purchaser a written notice (a “Reserve True-Up Notice of Disagreement”) stating that Seller believes the

Reserve True-Up Statement contains mathematical errors or was not prepared in accordance with the Reserve True-Up Principles and specifying in reasonable detail each item that Seller disputes (each, a “Reserve True-Up Disputed Item”), the amount in dispute for each such Reserve True-Up Disputed Item and the reasons supporting Seller’s positions. Seller shall not challenge the Reserve True-Up Statement on any other basis, and Seller shall be deemed to have agreed with all other items and amounts contained in the Reserve True-Up Statement delivered pursuant to Section 2.10(a).
(c)During the thirty (30)-day period following the delivery of a Reserve True-Up Notice of Disagreement (such period of time, the “Reserve True-Up Resolution Period”), Seller and Purchaser shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Reserve True-Up Notice of Disagreement. In the event that Seller and Purchaser are unable to agree on any item or items shown or reflected in the Reserve True-Up Notice of Disagreement within the Reserve True-Up Resolution Period, each of Seller and Purchaser shall prepare separate written reports of such unresolved item or items specified in the Reserve True-Up Notice of Disagreement and deliver such reports, along with copies of the Reserve True-Up Notice of Disagreement and the Reserve True-Up Statement marked to indicate those line items that remain in dispute, to the Independent Actuary within fifteen (15) days after the expiration of the Reserve True-Up Resolution Period. The failure of either such party to timely deliver its initial written statement or response to such other party’s initial written statement shall constitute a waiver of such party’s right to submit the same, and the Independent Actuary shall rule in favor of the other party in all issues. The parties hereto shall use their respective reasonable best efforts to cause the Independent Actuary to, as soon as practicable and in any event within thirty (30) days after receiving such written reports, determine whether and to what extent (if any) the Reserve True-Up Statement requires adjustment with respect to the calculation of the items set forth therein; provided, however, that the dollar amount of each item in dispute shall be determined within the range of dollar amounts proposed by Seller in the Reserve True-Up Notice of Disagreement, on the one hand, and Purchaser in the Reserve True-Up Statement, on the other hand. The parties hereto acknowledge and agree that (i) the review by and determinations of the Independent Actuary shall be limited to, and only to, the unresolved item or items contained in the reports prepared and submitted to the Independent Actuary by Seller and Purchaser and (ii) the determinations by the Independent Actuary shall be based solely on (A) such reports submitted by Seller and Purchaser and the basis for Seller and Purchaser’s respective positions and (B) this Section 2.10 and the Reserve True-Up Principles. Seller and Purchaser agree to enter into an engagement letter with the Independent Actuary containing customary terms and conditions for this type of engagement. The parties hereto shall use their reasonable best efforts to cooperate with each other and to cooperate with and provide information and documentation, including work papers, to assist the Independent Actuary. Any such information or documentation provided by any party hereto to the Independent Actuary shall be concurrently delivered to the other parties hereto, subject, in the case of a Party’s accountant’s, auditor’s or actuarial consultant’s work papers, to such other parties hereto entering into a customary release agreement with respect thereto. None of the parties hereto shall disclose to the Independent Actuary, and the Independent Actuary shall not consider for any purposes, any settlement discussions or settlement offers made by any of the parties hereto with respect to any objection under this Section 2.10(c). The determinations by the

Independent Actuary solely as to the amount of Reserve True-Up Disputed Items shall be in writing and shall be final, binding and conclusive for all purposes of determining the Developed Legacy Reserves, the Legacy Reserves Shortfall (if any), the Retained New Contract Insurance Earnings, and the Reserve Deficiency or Reserve Excess, as applicable, and shall have the same effect for all purposes as if such determinations had been embodied in a final judgment, entered by a court of competent jurisdiction, and either party hereto may petition the New York courts to reduce such decision to judgment. The fees, costs and expenses of retaining the Independent Actuary shall be borne 50% by Seller and 50% by Purchaser.
(d)Each party shall use its reasonable best efforts to provide promptly to the other party all information and reasonable access to employees as such other party shall reasonably request in connection with review of the Reserve True-Up Statement or the Reserve True-Up Notice of Disagreement, as the case may be, and shall otherwise cooperate in good faith with such other party to arrive at a final determination of the Reserve True-Up Statement.
(e)Within two (2) Business Days after the Reserve True-Up Statement is finalized pursuant to sub-sections (c) and (d) of this Section 2.10:
(i)If there is no Legacy Reserves Shortfall, Purchaser shall pay Seller an aggregate amount equal to the Retained New Contract Insurance Earnings (if any), by wire transfer of immediately available funds to an account or accounts previously designated in writing by Seller.
(ii)Without duplication of clause (i), if the amount of the Retained New Contract Insurance Earnings exceeds the amount of the Legacy Reserves Shortfall, Purchaser shall pay Seller an aggregate amount equal to such excess (the “Reserve Excess”), by wire transfer of immediately available funds to an account or accounts previously designated in writing by Seller.
(iii)If the amount of the Legacy Reserves Shortfall exceeds the amount of the Retained New Contract Insurance Earnings, an amount equal to such excess (the “Reserve Deficiency”) will be offset against any amounts owing to Seller in respect of the Reserve-Based Earn-Out Amount or the Profits-Based Earn-Out Amount pursuant to Section 2.8 or Section 2.9 (other than any Termination-Based Earn-Out Amount), which shall be disregarded for purposes of the calculations set forth in clauses (iv) and (v) below.
(iv)If the Reserve Deficiency is greater than the aggregate amount owing to Seller in respect of the Reserve-Based Earn-Out Amount and the Profits-Based Earn-Out Amount pursuant to Section 2.8 and Section 2.9, Seller shall pay Purchaser an aggregate amount equal to the lesser of (A) (1) the Reserve Deficiency minus (2) the aggregate amount owing to Seller in respect of the Reserve-Based Earn-Out Amount and the Profits-Based Earn-Out Amount pursuant to Section 2.8 and Section 2.9 and (B) $10 million.
(v)In the event of Seller’s death prior to the payment of any amount payable to Seller pursuant to this Section 2.10, such payment shall instead be made to the executors of Seller’s estate.

(f)Following the Closing, Purchaser and Seller will cooperate in good faith to agree to a set of principles, practices and methodologies to be used to calculate the amounts to be set forth in the Reserve True-Up Statement, including with respect to the appropriate earnings curve for the Business (the “Reserve True-Up Principles”).
(g)In the event of a failure to agree on the Reserve True-Up Principles pursuant to Section 2.10(f), such impasse shall be resolved by the Independent Actuary.
Section 2.11Independent Payment Obligations. Amounts payable to Seller pursuant to this Agreement are unique to this Agreement and are separate and apart from payments of any kind made or to be made to Seller (or his heirs, successors or assigns) pursuant to the Employment Agreement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER
Except for such disclosures as are set forth in the section of the disclosure schedule delivered by Seller to Purchaser prior to the execution and delivery of this Agreement (the “Seller Disclosure Schedule”) that corresponds to each Section in this Article III (it being understood that disclosure of any matter in any section of the Seller Disclosure Schedule shall be deemed disclosed for other Sections in this Article III to the extent the relevance of such disclosure to such other Sections in this Article III is readily apparent on the face of such disclosure), Seller represents and warrants to Purchaser, as of the date hereof and as of the Closing Date, as follows:
Section 3.1Capacity and Authority of Seller and his Affiliates.
(a)Seller is a natural Person, is of legal age in his state of residence and has legal capacity to own, license, use, lease and operate his assets and properties and to carry on his business (including the Business) as it is now being conducted.
(b)Seller has legal capacity, and each Affiliate of Seller has all requisite corporate or similar power and authority, to execute and deliver this Agreement and Transaction Documents to which they are a party and to perform their obligations and the transactions contemplated by this Agreement and the Transaction Documents. No other corporate or other proceedings on the part of Seller or Seller’s Affiliates is necessary to authorize the execution and delivery of this Agreement and the Transaction Documents by Seller or Seller’s Affiliates and the performance of their obligations and the transactions contemplated by this Agreement and the Transaction Documents. This Agreement has been, and on the Closing Date the Transaction Documents to which they are party will be, duly executed and delivered by Seller and his Affiliates, as applicable, and, assuming the due authorization, execution and delivery of this Agreement and the Transaction Documents by Purchaser, constitute, or upon their execution will constitute, legal, valid and binding obligations of Seller and his Affiliates, enforceable against Seller and his Affiliates in accordance with their respective terms.

Section 3.2Authority; Non-Contravention; Approvals.
(a)The execution and delivery by Seller of this Agreement and the Transaction Documents and the performance by Seller of his obligations and the transactions contemplated by this Agreement and the Transaction Documents will not (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws (or similar organizational documents) of an Affiliate of Seller (including the Target Entities), (ii) require any consent of or other action by any Person under, result in a violation or breach of or constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, result in the creation or imposition of an Encumbrance (other than a Permitted Encumbrance) upon any property, assets or rights of Seller or any of its respective Affiliates (including the Target Entities) pursuant to, or result in the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under any contract or other instrument of any kind to which Seller or any of his respective Affiliates (including the Target Entities) is now a party or by which any of their respective properties, assets or rights are bound or any Permit affecting the assets or business of the Target Entities or (iii) violate any Law applicable to Seller or any of his Affiliates (including the Target Entities) or any of their respective assets other than, in the case of clauses (ii) and (iii) above, as have not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.
(b)Except as set forth in Section 3.2(b) of the Seller Disclosure Schedule, no material declaration, filing or registration with, or notice to, or authorization, consent, order or approval of, any Governmental Authority or other Person is required to be obtained or made in connection with or as a result of the execution and delivery and performance of this Agreement and the Transaction Documents by Seller or any of its his Affiliates or the consummation by Seller or any of his Affiliates (including the Target Entities) of the transactions contemplated by this Agreement and the Transaction Documents.
Section 3.3Capital Stock and Equity Interests of the Target Entities.
(a)For each Target Entity, Section 3.3(a) of the Seller Disclosure Schedule sets forth the number of Equity Interests and the authorized, issued and outstanding limited liability interests or shares of capital stock, as applicable, in such Target Entity owned. Seller owns the Equity Interests free and clear of all Encumbrances, except for any Encumbrances created by this Agreement and restrictions on transfer under federal and state securities laws. Upon the delivery of the Equity Interests by Seller to Purchaser in the manner contemplated under Article II, and the payment by Purchaser of the Closing Payment to Seller, Purchaser will acquire the beneficial and sole and exclusive legal title to the Equity Interests, free and clear of all Encumbrances, except for restrictions on transfer under federal and state securities laws or Encumbrances created or incurred by Purchaser or its Affiliates. All of the Equity Interests have been duly authorized, validly issued, fully paid and are non-assessable, were offered, issued and sold in compliance with all applicable Laws, were not issued in violation of and are free of any preemptive rights, rights of first refusal or similar restrictions. There are no issued, reserved for issuance or outstanding: (i) securities convertible into or exchangeable for equity interests of any

Target Entity; (ii) options, warrants, calls, subscriptions or other rights, agreements or commitments obligating any Target Entity to issue, transfer, purchase or sell any equity interests of such Target Entity; (iii) voting trusts, proxies, or other agreements or understandings to which any Target Entity is a party or by which any Target Entity is bound with respect to the voting, transfer or other disposition of equity interests of such Target Entity; or (iv) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of or other voting or equity interests of any Target Entity.
(b)None of the Target Entities have any Subsidiaries or owns any equity interest in any other Person.
(c)No Target Entity has outstanding Indebtedness. No Target Entity has outstanding bonds, debentures, notes or other securities, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders or equity holders of the Target Entities on any matter.
Section 3.4Corporate Organization of the Target Entities.
(a)Each Target Entity is duly organized, validly existing and in good standing under the laws of its state of formation or incorporation, as the case may be, and has all necessary corporate or similar power and authority to carry on its business (including the Business) as now being conducted and to own, use, lease and license its properties, assets and rights. Each Target Entity is duly qualified, licensed or admitted to do business and is in good standing in every jurisdiction in which such qualification, licensing or admission is necessary because of the nature of the property owned, leased or operated by it or the nature of the business conducted by it, except where the failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. Seller has made available to Purchaser complete and correct copies of the certificate of incorporation or formation, by laws, operating agreements, corporate minute books and stock ledgers and similar organizational documents of each Target Entity as currently in effect, and none of the Target Entities are in violation of any provision of such documents. At the Closing, all such books and records will be in the possession of the Target Entities or otherwise delivered to Purchaser.
(b)None of the Arizona Entities have engaged in any business since their inception. None of the Arizona Entities are a party to or bound by, and none of the Arizona Entities’ assets are subject to, any contract or agreement, in each case whether oral or written.
Section 3.5Taxes.
(a)All income and other material Tax Returns required to be filed by, or on behalf of or with respect to, each of the Target Entities have been timely filed and are complete and correct in all material respects. All Taxes required to be paid with respect to, or that could give rise to a lien on the assets of, any Target entity, whether or not shown as due on such Tax Returns, have been duly and timely paid. No written notices respecting asserted or assessed deficiencies for any Tax have been received by the Target Entities for any Tax periods that are unresolved as of the Closing Date, and no Tax Authority has threatened to assert any such deficiencies. There is no audit, examination or investigation by any Tax Authority presently pending or, to the knowledge of Seller, threatened with respect to the Target Entities, and no Target Entity is a party to any action or proceeding by any Tax Authority for the assessment or collection of Taxes, nor has any such event been asserted or threatened in writing, and no Target Entity is currently pursuing an appeal of any Tax imposed against it. The Target Entities have made all withholdings of Taxes required to be made under all applicable U.S. federal, state, local and foreign Tax regulations and such withholdings have either been paid to the respective Tax Authorities or set aside in accounts for such purpose, or accrued, reserved against, and entered upon the books of the Target Entities.
(b)No Target Entity (i) has been a member of an affiliated, consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes or (ii) has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of law), as a transferee or successor, by contract, or otherwise.
(c)No jurisdiction (whether within or without the United States) in which any Target Entity has not filed a particular type of Tax Return or paid a particular type of Tax has asserted that such Target Entity is required to file such Tax Return or pay such type of Tax in such jurisdiction.
(d)No Target Entity has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than a waiver or extension which is no longer in effect).
(e)No Target Entity is party to or bound by, or has any liability for the Taxes of any Person under, any Tax sharing agreement or Tax indemnity agreement.
(f)No Target Entity has participated in any transaction that, as of the date hereof or the date of such transaction, is a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(c).
(g)No private letter rulings or closing agreements have been applied for or obtained by any Target Entity that will have any effect on the Tax Returns, Tax positions or other filings of the Target Entities subsequent to the Closing Date.
(h)No Target Entity has been, nor will any of them be, required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date (i) pursuant to Section 481 or 263A of the Code or any comparable provision under state, local or foreign Tax Laws as a result of transactions, events, or accounting methods employed prior to the transactions contemplated hereby, (ii) as a result of any installment sale or open transaction disposition made on or prior to the Closing Date, (iii) as a result of any prepaid amount received on or prior to the Closing Date, (iv) any election pursuant to Section 108(i) or Section 451 of the Code or any comparable provision of state, local or foreign Tax Law, or (v) using the deferral method provided for under

Revenue Procedure 2004-34 in respect of any transaction occurring or payment received prior to the Closing.
(i)No Target Entity has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute a “plan” or “series of related transactions” in conjunction with the transaction contemplated by this Agreement.
(j)At all times since its formation and up through the ASE Transfer Date, ASE was treated as a partnership for U.S. federal income tax purposes and ASE terminated as a partnership under Section 708 of the Code as of such date.
(k)ASE is an entity treated as disregarded as separate from its owner, Seller, for U.S. federal income tax purposes.
(l)Each of the Section 338 Companies is and has been a validly electing subchapter S corporation within the meaning of Sections 1361 and 1362 of the Code and any similar provisions of state or local Law at all times during its existence up to and including the Closing Date. Each of the Section 338 Companies is not, has not been and will not be (including in connection with the deemed sale of each of such Section 338 Company assets pursuant to the Section 338 Election) liable for any Tax under Sections 1374 or 1375 of the Code, or any analogous provision of state or local Law. None of the Section 338 Companies has, at any time since its formation, acquired assets from another corporation in a transaction in which the Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor.
(m)Seller is, and has been at times since April 1, 2008, the sole shareholder of DMS. Seller is, and has been at time since October 2, 2019, the sole shareholder of OSI and IDG.
(n)FIC has in effect, and has had in effect since its formation, a valid election under Section 953(d) of the Code to be treated as a domestic corporation for U.S. federal income tax purposes.
Section 3.6Financial Statements.
(a)Seller has made available to Purchaser complete copies of the consolidated unaudited financial statements of the Target Entities, consisting of consolidated balance sheets as of December 31 in each of the years ending 2017 and 2018, the related consolidated statements of operations and income and retained earnings, and cash flows for the years then ended on such dates (each of the foregoing financial statements are referred to collectively as the “Annual Financial Statements”), and (ii) unaudited financial statements that includes the consolidated balance sheet of the Target Entities as at March 31, 2019, June 30, 2019 and September 30, 2019 and the related statements of operations and income and retained earnings and cash flows for the three (3)-month periods then ended (the “Interim Financial Statements” and together with the Annual Financial Statements, the “Financial Statements”). The Financial Statements have been prepared using the modified cash method on a consistent basis throughout the periods involved. The Financial Statements are based on the Books and Records of the Target Entities, and fairly present in all material respects the financial condition of the Target Entities as of the respective dates they were prepared and the results of their operations and their cash flows for each of the periods indicated. The consolidated balance sheet of the Target Entities as of December 31, 2018 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date” and the consolidated balance sheet of the Target Entities as of September 30, 2019 is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date.” Since January 1, 2016, the Books and Records of the Target Entities have been maintained in all material respects in compliance with all applicable Laws and reasonable business practices. At the Closing Date, all such Books and Records will be in the possession of the applicable Target Entity or otherwise delivered to Purchaser. The Books and Records of the Target Entities contain no material Data Input Inaccuracies.
(b)Since December 31, 2018, no Target Entity nor Seller nor, to the knowledge of Seller, any Representative of Seller or a Target Entity, has received any complaint, allegation, assertion or claim regarding material deficiencies with respect to the accounting, reserving or auditing practices, procedures, methodologies or methods of any Target Entity or its internal accounting controls, including any complaint, allegation, assertion or claim that any Target Entity has engaged in questionable accounting, reserving or auditing practices.
(c)The amounts of each of 45-Day Reserves, LTL Reserves, ARF Reserves and XOL Reserves established for the Retained New Contracts set forth on Schedule 1.1(a) were determined in a manner consistent with how such amounts have historically been determined on the Financial Statements.
Section 3.7Undisclosed Liabilities. The Target Entities have no Liabilities, except (a) for Liabilities specifically reflected, disclosed or reserved against in the Balance Sheet or specifically disclosed in the notes thereto as of the Balance Sheet Date and (b) for Liabilities incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice that have not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.
Section 3.8Absence of Certain Changes, Events and Conditions. From the Balance Sheet Date to the date of this Agreement, (a) the Target Entities have conducted their businesses in the ordinary course and (b) there has not been any event or change (including any disposal of material assets or business operations or the termination of any Material Contract) that has had or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. Since the Balance Sheet Date, no Target Entity has taken any action or failed to take any action that, if taken after the date hereof, would constitute a breach of Section 5.1.
Section 3.9Labor Relations.
(a)Seller has made available to Purchaser a complete and accurate list of all Employees as of November 1, 2019, listing: each such individual’s name, position, city and country of employment, most recent hire or rehire dates, status as exempt/non-exempt, full/part-

time and active/inactive, visa and work permit (as applicable) and annual base salary or hourly wage (as applicable), bonus and other compensation as of the Interim Balance Sheet Date.
(b)There is no unfair labor practice, grievance, charge, arbitration, complaint, lawsuit or other employment-related proceeding pending or, to the knowledge of Seller, threatened against or affecting the Target Entities.
(c)The Target Entities are each in material compliance with all applicable Laws respecting labor, employment, workers’ compensation, occupational safety and health requirements, plant closings, withholding of taxes, employment discrimination, disability rights or benefits, equal opportunity, labor relations, immigration matters, Form I-9 matters, employee leave issues, unemployment insurance and related matters, terms and conditions of employment, and wages and hours, and, to the knowledge of Seller, none of them have engaged in any material unfair labor practices. To the knowledge of Seller, all individuals who provide services to the Target Entities have at all times been accurately classified by the Target Entities with respect to such services as an employee or a non-employee, and as exempt from overtime rules or not so exempt.
(d)No Target Entity is a party to, otherwise bound by, subject to or has any liability with respect to, any collective bargaining agreement, labor union contract, or other arrangement or understanding with a labor union or labor organization, and there are no unions or other organizations representing, purporting to represent or attempting to represent any Employees, nor does Seller know of any activities or proceedings of any labor union or other Person to organize any Employees. There is no labor strike, labor dispute, slowdown, work stoppage or lockout pending or, to the knowledge of Seller, threatened against or affecting the Target Entities that could reasonably be expected to result in a material liability to the Target Entities.
(e)No Target Entity has effectuated a “plant closing” or “mass layoff” as those terms are defined in the WARN Act, affecting in whole or in part any site of employment, facility, operating unit or Employee, without complying with all provisions of the WARN Act, or implemented any early retirement, separation or window program within the twelve (12) months prior to the date of this Agreement, nor has any Target Entity announced any such action or program for the future.
(f)Except as would not reasonably be expected to be, individually or in the aggregate, material to the Target Entities taken as a whole, (i) there is no pending or, to the knowledge of Seller, threatened claim or litigation against the Target Entities with respect to allegations of sexual or other workplace harassment, sexual or other workplace misconduct or hostile work environment, (ii) there have been no reported internal or external complaints accusing any current or former officer or employee or other individual service provider of any Target Entity of sexual or other workplace harassment, sexual or other workplace misconduct or creating a hostile work environment, and to the knowledge of Seller, there is no reasonable basis therefor and (iii) there has been no settlement of, or payment arising out of or related to, any litigation or claim with respect to sexual or other workplace harassment, sexual or other workplace misconduct or hostile work environment.

Section 3.10Compliance with Laws. Since January 1, 2016, each of the Target Entities has complied, and is now complying, with all Laws applicable to it or its business, properties, assets or rights in all material respects. The Target Entities have not at any time since January 1, 2016, (a) received any written or, to the knowledge of Seller, oral notice or other written or, to the knowledge of Seller, oral communication from any Governmental Authority regarding any actual or alleged material violation of, or failure on the part of any Target Entity to comply in all material respects with, any Law or (b) to the knowledge of Seller, been placed under investigation with respect to any material violation of any Law.
Section 3.11Litigation and Proceedings. Except as disclosed in Section 3.11 of the Seller Disclosure Schedule, there (a) are no pending or, to the knowledge of Seller, threatened, Actions against or otherwise affecting Seller (solely with respect to the Business), the Target Entities or any of their respective properties, assets or rights, (b) is not any Action challenging the validity or propriety of, or that have the effect of preventing, materially delaying or making illegal or otherwise interfering with any of the transactions contemplated by this Agreement or the Transaction Documents and (c) is no injunction, order, judgment, decree, award or regulatory restriction imposed upon Seller (solely with respect to the Business), the Target Entities or any of their respective properties, assets or rights that (i) restricts the ability of Seller and the Target Entities to conduct the Business in the ordinary course of business consistent with past practices, (ii) enjoins or would reasonably be expected to have the effect of preventing any of the transactions contemplated by this Agreement or the Transaction Documents or (iii) resulting in, or that would reasonably be expected to result in any loss to the Target Entities, individually or in the aggregate of $100,000 or more.
Section 3.12Permits.
(a)All material Permits required for the Target Entities to own or lease, operate and use their respective assets or properties or conduct business in each of the jurisdictions in which the Target Entities conduct or operate business in the manner conducted as of the date hereof (other than any such Permits required to act as administrator, obligor, provider or Producer of Vehicle Service Contracts) have been obtained by it and are valid and in full force and effect. The Target Entities are, and at all times since January 1, 2016 has been, in material compliance with all of the terms and requirements of each such Permit. None of the Permits will be terminated as a result of the transactions contemplated hereby.
(b)With respect to the Permits of the Target Entities, the Target Entities have not at any time since January 1, 2016 received any written or, to knowledge of Seller, oral notice from any Governmental Authority regarding any actual or proposed revocation, suspension or termination of, or material modification to, any such Permit, in each case other than any such item that has been cured or otherwise resolved to the satisfaction of such Governmental Authority or that is no longer being pursued by such Governmental Authority following a response by any Target Entity. The Target Entities are not the subject of any regulatory, supervision, conservation, rehabilitation, liquidation, receivership, insolvency or other similar proceeding and, to the knowledge of Seller, no such proceeding is threatened.

(c)All filings required to be made by the Target Entities pursuant to applicable Law to any applicable Governmental Authority were timely filed and were, at the time of filing, true, complete and accurate and in compliance with applicable Law in all material respects. No material deficiencies have been asserted by any Governmental Authority with respect to such filings that have not been remedied prior to the date hereof. True and complete copies have been made available to Purchaser of the reports (or the most recent drafts thereof, to the extent any final reports are not available and such drafts have been provided to the Target Entities), reflecting the results of any financial, market-conduct or similar examinations of the Target Entities conducted by any Governmental Authority since January 1, 2016.
Section 3.13Contracts and Other Agreements.
(a)Section 3.13(a) of the Seller Disclosure Schedule sets forth a true and complete list of all of the following Contracts to which a Target Entity is a party or by which any of its assets, properties or rights is bound (each such contract of the following types, whether or not listed in Section 3.13(a) of the Seller Disclosure Schedule, a “Material Contract”) other than Reinsurance Contracts:
(i)all partnership, joint venture, shareholders’ or other similar contacts with any Person;
(ii)all Contracts with a stockholder, equity holder, director or officer of any Target Entity, other than employment agreements or customary confidentiality agreements and invention assignment agreements entered into with Employees generally, but including any Contract that would require the payment of a cash bonus to any director, officer or employee of any Target Entity as a result of the consummation of the transactions contemplated hereby;
(iii)all Contracts that (A) contain covenants that restrict the ability of any Target Entity or any of its Affiliates to compete in any line of business or that would so restrict Purchaser or its Affiliates after the Closing, or (B) grant any exclusive rights to make, sell, or distribute any Target Entity’s material products and services, or otherwise prohibit or limit in any material respect the right of the any Target Entity to develop, manufacture, market, sell, or distribute any material products or services;
(iv)all Contracts related to Indebtedness;
(v)all Contracts (A) involving payments by or to any Target Entity in excess of $100,000 during the preceding twelve (12) months or (B) that cannot be cancelled or terminated by any Target Entity on not more than ninety (90) days’ notice without penalty or premium increase;
(vi)all Contracts that are in respect of employment, compensation bonus, retention, severance pay, termination pay, change of control and deferred compensation, and other similar Contracts, between any Target Entity and any Employee or consultant or contractor to any Target Entity;

(vii)all Contracts that relate to any settlement agreement, other than (A) releases immaterial in nature or entered into with former employees or independent contractors of any Target Entity in the ordinary course of business in connection with the cessation of such employee’s or independent contractor’s employment with or services to such Target Entity, (B) settlement agreements for cash only (which has been paid or reserved for) or (C) settlement agreements entered into more than two (2) years prior to the date of this Agreement under which none of Target Entities have any continuing obligations;
(viii)(A) any contract between any Target Entity, on the one hand, and Seller or any Affiliate of Seller (other than the Target Entities), on the other hand, (B) any guarantee by Seller or any Affiliate of Seller (other than the Target Entities) in favor of or in respect of any obligations of the Target Entities or any guarantee by any Target Entity in favor of or in respect of any obligations of Seller or any Affiliate of Seller (other than the Target Entities), (C) any contract between any Target Entities, on the one hand, and any director or officer (or any Affiliate of a director or officer (other than the Target Entities)), on the other hand or (D) any contract between any Target Entity and any third party entered into for the benefit of Seller or any Affiliate of Seller (other than the Target Entities);
(ix)any Producer Contract with a Producer of any Target Entity who was responsible for placing 5% or more of the aggregate gross written premium of the Business for the year ended December 31, 2018 or any Producer Contract that is not in the form of a standard form automobile dealer agreement;
(x)any collective bargaining agreement;
(xi)any contracts or agreements material to the Target Entities pursuant to which any Target Entity (A) is licensed or otherwise permitted to use any Intellectual Property, (B) grants a license to, or otherwise permits, any Person to use any Intellectual Property owned by any Target Entity and (C) obtains any IT Systems, such as data center or hosting or maintenance of Software services;
(xii)any contract or agreement that provides for a third person to create or develop for or on behalf of the Target Entities any Intellectual Property that is material to the Target Entities;
(xiii)any contract or agreement that relates to the acquisition or disposition by any Target Entity of any business or operations, capital stock or assets of any Person or any real estate as to which there are any material ongoing obligations of such Target Entity;
(xiv)any contract or agreement relating to any material interest rate, derivatives or hedging transaction;
(xv)any investment advisory agreements or any other contracts relating to investment management, investment advisory or subadvisory services to which any Target Entity is a party;

(xvi)any third-party administration contracts with an unaffiliated third party;
(xvii)any contract that provides the counterparty thereto with any additional rights or any Target Entity with any additional obligations in the event of a ratings downgrade of such Target Entity;
(xviii)any Contract with any Material Customer or Material Vendor;
(xix)any Contract providing for capital expenditures in excess of $250,000;
(xx)any outstanding general or special powers of attorney executed by or on behalf of any Target Entity; and
(xxi)all other Contracts material to the Business.
(b)As of the date of this Agreement, each Material Contract and Producer Contract to which any Target Entity is a party is in full force and effect and constitutes a legal, valid, binding agreement, enforceable against such Target Entity and, to the knowledge of Seller, each other party thereto, in accordance with its terms. No Target Entity or, to the knowledge of Seller, any other party to each such Material Contract or Producer Contract is in material violation or breach of, or in material default under, nor has there occurred an event or condition that with the passage of time or giving of notice (or both) would constitute a material default under, or permit the termination of, any such Material Contract or Producer Contract. No Material Contract contains any provision that by its own terms would result in a modification of the agreement by reason of the consummation of the transactions contemplated hereby or the Transaction Documents. Except as set forth on Section 3.13(b)(i) of the Seller Disclosure Schedule, no Target Entity has received written notice of the cancellation or termination of any Material Contract. Except as set forth on Section 3.13(b)(ii) of the Seller Disclosure Schedule, none of the Material Contracts contain any provision providing that the other party thereto may terminate, amend or alter the pricing or other terms thereof by reason of the transactions contemplated hereby or by the Transaction Documents or has a right to consent to the transaction contemplated hereby or by the Transaction Documents.
(c)Seller has made available to Purchaser true and complete copies of each Material Contract set forth on Section 3.13(a) of the Seller Disclosure Schedule, together with all material amendments and supplements thereto, and the form(s) of Producer Contracts used in the Business.
Section 3.14Intellectual Property; Information Technology; Data Security.
(a)Seller has made available to Purchaser a complete and accurate list of all Target Entity Intellectual Property that is (i) issued, registered or subject to an application for issuance or registration, indicating for each item (A) the current owner (including, with respect to Internet domain names, social media usernames and other digital identifiers, the current registrant), (B) the application, registration and issue number (as applicable), and (C) the application, registration and issue date (as applicable) and (ii) unregistered and that is, individually or in the aggregate, material to the conduct of the Business. The Target Entities own the exclusive right, title and interest in and to the Target Entity Intellectual Property free and clear of Encumbrances other than Permitted Encumbrances, to the extent material to the conduct of the Business. The Target Entities have taken all reasonable steps necessary to maintain the secrecy of all trade secrets and confidential information used in the Business. Each item of the Target Entity Intellectual Property is subsisting, valid and enforceable, to the extent material to the conduct of the Business.
(a)All Persons (including current and former employees, consultants and independent contractors) who create or contribute to any portion of, or otherwise would have rights in or to, Target Entity Intellectual Property that is material to the conduct of the Business have executed enforceable written agreements that validly and irrevocably assign to one of the Target Entities all of their rights in and to such Target Entity Intellectual Property, or one of the Target Entities owns all such Target Entity Intellectual Property pursuant to applicable Law.
(b)Since January 1, 2016, the conduct of the Business has not been and is not, nor has any Target Entity received any written communication from any third Person asserting that any Target Entity is, infringing, misappropriating, diluting or violating the Intellectual Property or other rights of any Person. Since January 1, 2016, none of the Target Entity Intellectual Property has been or is being infringed, misappropriated, diluted or violated by any Person.
(c)No Target Entity, in the conduct of the Business, uses or distributes, or has used or distributed, any Software licensed, provided, or distributed under any open source license, including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation) or any Software that contains or is derived from any such Software (“Open Source Software”) in any manner that would require any source code of the Software owned by a Target Entity to be disclosed, licensed for free, publicly distributed, attributed to any Person or dedicated to the public. The Target Entities are in compliance with all terms and conditions of all relevant licenses (including all requirements relating to notices and making source code available to third parties) for all Open Source Software used in the Business.
(d)The IT Systems (i) are in good repair and operating condition and are adequate and suitable (including with respect to working condition, security, performance and capacity) for the purposes for which they are being used or held for use and (ii) do not contain any Malware that would reasonably be expected to interfere with the ability of the Target Entities to conduct the Business or present a material risk of unauthorized access, disclosure, use, corruption, destruction or loss of any personally identifiable information, data or non-public information.
(e)The Target Entities (i) have implemented, maintained, and complied with written information security, business continuity and backup and disaster recovery plans and procedures that are consistent with industry best practices with respect to the IT Systems, and

(ii) have taken commercially reasonable steps to test such plans and procedures on no less than an annual basis, and such plans and procedures have been proven effective upon such testing in all material respects. Since January 1, 2016, (A) there has been no failure, breakdown, persistent substandard performance, unauthorized access or use, or other adverse event affecting any of the IT Systems or personally identifiable information of individuals, data or non-public information maintained by or on behalf of the Target Entities, and (B) the Target Entities have not been notified by any third Person (including pursuant to an audit of the Business by such third Person) of, nor does Seller have any knowledge of, any material data security, information security or other technological deficiency with respect to the IT Systems, in each case of (A) and (B), that has caused or could reasonably be expected to cause any material disruption to the conduct of the Business or present a material risk of unauthorized access, disclosure, use, corruption, destruction or loss of any personally identifiable information, data or non-public information. No Target Entity, nor, to the knowledge of Seller, any third person working on behalf of any of them, has received any written claims, notices or complaints regarding the Target Entities’ or such third person’s information practices or the collection, storage and use of any personally identifiable information, data and non-public information, or alleging a violation of any individual’s privacy, personal or confidentiality rights.
(f)The Target Entities have been and are in compliance with policies relating to the collection, storage, use, distribution, transmission and disposal of personally identifiable information collected by or on behalf of the Target Entities and with any and all applicable Laws, regulatory guidelines, contractual requirements, terms of use, and payment card industry standards pertaining to the collection, storage, use, distribution, transmission and disposal of personally identifiable information, data and non-public information.
(g)The Target Entities have cybersecurity and data breach insurance that is adequate and suitable in respect of the nature and volume of personally identifiable information, data and non-public information that any of them (or a third person on behalf of any of them) collects, stores, uses, distributes or transmits.
Section 3.15Real Property.
(a)No Target Entity owns any real property.
(b)Seller has made available to Purchaser a true and complete listing, as of the date hereof, of all Leases and the address, the name of landlord, the name of the tenant, the rent, the term, the entity in possession of any sublease, the amount of security deposit, if any, whether the real property is used exclusively by the Target Entities or is shared with other businesses operated by Seller or any Affiliates of Seller for each Lease. Seller has delivered to Purchaser correct and complete copies of the Leases (as amended or supplemented). Each Lease is legal, valid, binding, in full force and effect, and enforceable in accordance with its respective terms against the applicable Target Entity and, to the knowledge of Seller, against the other parties thereto.
(c)Each Lease grants the Target Entities the exclusive right to use and occupy the premises and rights demised and intended to be demised thereunder. The Target Entities have the right to quiet enjoyment of all material property leased by them for the full term of each such Lease (or any renewal option) relating thereto. There are no subtenants occupying any portion of the Leased Real Properties and except for the Target Entities and such subtenants, no other person or entity has any right to occupy or possess any portion of the Leased Real Properties. None of the Target Entities’ interests in any of the Leased Real Properties, as the case may be, has been pledged, assigned, hypothecated, mortgaged, or otherwise encumbered in any manner other than Permitted Encumbrances.
Section 3.16Reinsurance Matters.
(a)Seller has made available to Purchaser a complete list of all Reinsurance Contracts. As of the date of this Agreement, each Reinsurance Contract is in full force and effect and constitutes a legal, valid, binding agreement, enforceable against the applicable Target Entity party thereto and, to the knowledge of Seller, each other party thereto, in accordance with its terms. Neither the applicable Target Entity nor any other party to each such contract is in material violation or material breach of, or in material default under, nor has there occurred an event or condition that with the passage of time or giving of notice (or both) would constitute a material default under, or permit the termination of, any such contract. No Reinsurance Contract contains any provision which by its own terms would result in a modification of the agreement by reason of the consummation of the transactions contemplated hereby or the Transaction Documents. No consent is required from any party to a Reinsurance Contract, other than Purchaser, the Target Entities, or the Affiliated Reinsurance Entities in connection with the transactions provided for in this Agreement or the Transaction Documents.
(b)Since January 1, 2016, to the knowledge of Seller, (i) the financial condition of any counterparty to any Reinsurance Contract has not been materially impaired with the result that a default thereunder may reasonably be anticipated, (ii) there has not been any dispute with respect to any material amounts recoverable or payable by the applicable Target Entity pursuant to any Reinsurance Contract and, (iii) no counterparty to a Reinsurance Contract has denied payment with respect to any current or prospective material claim. No Target Entity has received written notice of the cancellation or termination of any Reinsurance Contract. All amounts owed under any Reinsurance Contracts have been timely paid in accordance with their terms. No Target Entity is nor has it been a party to any separate written or oral agreements with any counterparty to a Reinsurance Contract that would under any circumstances reduce, limit, mitigate or otherwise affect any actual or potential loss to the parties under any Reinsurance Contract, other than the agreements and understandings that are explicitly set forth in such Reinsurance Contract.
Section 3.17Insurance Coverage. All insurance policies relating to the assets, properties, business, operations, employees, officers or directors of the Target Entities as of the date of this Agreement are in full force and effect and all premiums due and payable thereon have been paid. Neither Seller nor the Target Entities have received, or been threatened with, a notice of cancellation, nonrenewal, denial of claims, premium increase or alteration of coverage of any such policy and, to the knowledge of Seller, no state of facts exists that might form the basis for termination, cancellation, premium increase or alteration of coverage of any such policy.
Section 3.18Employee Benefits and Related Matters.
(a)Seller has made available to Purchaser a true, complete and correct list, as of the date of this Agreement, of each material Target Entity Plan. With respect to each material Target Entity Benefit Plan, Seller has made available to Purchaser, to the extent applicable: (i) true, complete and correct copies of all plan documents and related trust agreements, insurance contracts or other funding arrangements; (ii) the most recent annual funding report, or such similar reports, statements or information returns required to be filed with or delivered to any Governmental Authority (including reports filed on Form 5500 with accompanying schedules and attachments), if any; (iii) the most recent determination, qualification or opinion letter or similar document issued by any Governmental Authority for each such Target Entity Benefit Plan intended to qualify for favorable tax treatment and any pending application thereof; (iv) all current summary plan descriptions; (v) all material amendments and modifications to any such Target Entity Benefit Plan; and (vi) for the last two (2) years, all material written communications received from or sent to the IRS, the Pension Benefit Guaranty Corporation, the Department of Labor or any other Governmental Authority. Neither Seller, nor the Target Entities has communicated to any Employee any intention or commitment to amend or modify any Target Entity Benefit Plan or to establish or implement any other employee or retiree benefit or compensation plan or arrangement.
(b)With respect to each Target Entity Plan that is intended to be qualified within the meaning of Section 401(a) of the Code, the IRS has issued a favorable determination letter or opinion letter or advisory letter upon which the Target Entities are entitled to rely under IRS pronouncements, that such plan is qualified under Section 401(a) of the Code, and to the knowledge of Seller, no act or omission has occurred since the date of the most recent determination or opinion letter which would materially adversely affect its qualification.
(c)No Plan to which any Target Entity or any ERISA Affiliate has ever had an obligation to contribute is a “multiple employer plan” sponsored by more than one employer, within the meaning of Sections 4063 or 4064 of ERISA, or a “multiemployer plan” as such term is defined in Section 4001(a)(3) of ERISA.  With respect to any Plan that is a defined benefit pension plan to which any Target Entity or any ERISA Affiliate has ever maintained or had an obligation to contribute, (i) each such Plan is in compliance with Sections 412, 430 and 436 of the Code; (ii) there is no “accumulated funding deficiency” within the meaning of Code Section 412; (iii) no waiver of the minimum funding standards of Section 412 of the Code has been requested from, or granted by, the Internal Revenue Service; (iv) no lien in favor of such ERISA Plan has arisen under Sections 412(n) or 430(k) of the Code or Sections 303(k) or 4068 of ERISA; and (v) neither any Target Entity nor any ERISA Affiliate has incurred any liability to the Pension Benefit Guaranty Corporation other than for the payment of premiums, and there are no premium payments which have become due which are unpaid. No Target Entity could reasonably be expected to incur any material liability or obligation by reason of being on any date an ERISA Affiliate of any Person (other than the Target Entities).

(d)Each Target Entity Benefit Plan has been maintained, funded and administered in all material respects in compliance with its terms and with all applicable Laws, including ERISA and the Code. To the knowledge of Seller, no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any Target Entity Benefit Plan that would reasonably be expected to subject the Target Entities to any material liability. No Target Entity has incurred any current or projected material liability in respect of post-employment or post-retirement health, medical, or life insurance benefits for any Employee, except as required to avoid an excise Tax under Section 4980B of the Code or as may be required under any other applicable Law.
(e)No Target Entity has, nor have any of their respective managers, officers or employees or, to the knowledge of Seller, any other “fiduciary,” as such term is defined in Section 3(21) of ERISA, committed any material breach of fiduciary responsibility imposed by ERISA or any other applicable Law with respect to the Target Entity Benefit Plans which would subject the Target Entities, their respective Affiliates or any of their respective directors, officers or employees to any material liability under ERISA or any applicable Law.
(f)None of the execution, delivery or performance of this Agreement or the transactions contemplated by this Agreement (whether alone or in conjunction with any other event, including any termination of employment on or following the date hereof) will (i) entitle any Employee to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding or increase the amount, or enhance the terms or conditions, of any compensation or benefit under any Target Entity Benefit Plan or (iii) result in any forgiveness of indebtedness under any Target Entity Benefit Plan.
(g)No amount, economic benefit or other entitlement that could be received (whether in cash or property or vesting of property) as a result of the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement (whether alone or in conjunction with any other event, including any termination of employment on or following the date hereof) by any “disqualified individual” (as defined in Section 280G(c) of the Code) with respect to the Target Entities could constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No Employee is entitled to receive any gross-up, make-whole or additional payment by reason of any Taxes (including any Taxes under Section 409A or 4999 of the Code) being imposed on such Person or any interest or penalty related thereto.
(h)No Target Entity is, or has ever been, a “covered health insurance provider” under Section 162(m)(6)(C)(i) of the Code.
Section 3.19Environmental Laws. The Target Entities are, and since January 1, 2016 have been, in material compliance with all applicable Environmental Laws, and possess and are in material compliance with all Environmental Permits required under such laws for the conduct of the Business. To the knowledge of Seller, there are no past, present or future events, conditions, circumstances, practices, plans or legal requirements that would prevent the Target Entities from, or increase the burden on the Target Entities in, complying in all material respects with applicable Environmental Laws or obtaining, renewing or complying in all material respects with all Environmental Permits required under such laws for the conduct of the Business. None of Seller or the Target Entities has received any written or, to the knowledge of Seller, oral communication alleging that the Target Entities are not in compliance with, or have Liability relating to, any Environmental Laws. There is no Action pending or, to the knowledge of Seller, threatened against or affecting the Target Entities or the Business arising under Environmental Laws, and there are no outstanding orders, judgments, consent decrees, injunctions, determinations or awards against or affecting the Target Entities or the Business arising under Environmental Laws. There are, and have been since January 1, 2016, no conditions at any property owned, operated or otherwise used by Seller or the Target Entities in the conduct of the Business, or at any other location with respect to the Business, that would give rise to any material Liability of the Target Entities under any Environmental Law. Seller has made available to Purchaser copies of all environmental assessments, investigations and studies in the possession, custody or control of Seller or the Target Entities, relating to properties or assets currently or formerly owned, leased, operated or used by the Target Entities.
Section 3.20Brokers. Other than Colonnade Securities LLC, all fees and expenses of which are to be paid by Seller, no broker, finder, investment banker or other intermediary retained by or authorized to act on behalf of Seller or the Target Entities is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Transaction Documents based upon arrangements made by or on behalf of any of Seller or the Target Entities.
Section 3.21Anti-Money Laundering, OFAC and Anti-Bribery Compliance. Since January 1, 2016, each of the Target Entities has been in compliance in all material respects with all requirements applicable to it regarding anti-money laundering and anti-terrorist rules and regulations. The operations of the Target Entities are and have been conducted since January 1, 2016 in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no Action by or before any court or Governmental Authority or any arbitrator involving the Target Entities with respect to the Money Laundering Laws is pending or, to the knowledge of Seller, threatened. None of the Target Entities or, to the knowledge of Seller, any Representative of the Target Entities is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”). Since January 1, 2016, none of the Target Entities, nor, to the knowledge of Seller, any of their directors, officers, agents or employees, has directly or indirectly made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property, or services to (a) obtain favorable treatment in securing business, (b) pay for favorable treatment for business secured or (c) obtain special concessions or for special concessions already obtained.
Section 3.22Transactions with Affiliates. Section 3.22 of the Seller Disclosure Schedule sets forth a true and complete list of each Contract between any Target Ent ity, on the one hand, and Seller or any of his Affiliates, on the other hand (other than an employment contract). None of the Target Entities directly or indirectly owns or has the right or the obligation to acquire any interest or investment (whether debt or equity) in, or the obligation to make a capital contribution to or investment in any Affiliate of Seller. None of the Contracts set forth in Section 3.22 of the Seller Disclosure Schedule will continue in effect after the Closing.
Section 3.23Reserves. The reserves and other liabilities for claims, losses (including, without limitation incurred but not reported losses), loss adjustment expenses (whether allocated or unallocated) and unearned premiums of the Affiliated Reinsurance Entities set forth in Section 3.23 of the Seller Disclosure Letter (i) have been computed in accordance in all material respects with presently accepted actuarial standards consistently applied and were fairly stated, in accordance with sound actuarial principles, (ii) have been based on actuarial assumptions that produced reserves at least as great as those called for in any Vehicle Service Contract provision as to reserve basis and method, and are in accordance in all material respects with all other Vehicle Service Contract provisions, (iii) met in all material respects all requirements of applicable Law and regulatory requirements, (iv) have been computed on the basis of assumptions consistent with those used to compute the corresponding items provided to Purchaser, (v) reflect no material Data Input Inaccuracies.
Section 3.24Vehicle Service Contracts.
(a)To the extent required under applicable Law, all forms of Vehicle Service Contracts and premium rates in use by the Target Entities have been approved by the applicable Governmental Authority or have been filed and not objected to by such Governmental Authority within the period provided for objection, in each case except as has not, and would not reasonably be expected to, individually or in the aggregate, result in a material violation of applicable Law by, or a material fine on any Target Entity.
(b)Since January 1, 2016, all benefits due and payable under any Vehicle Service Contract issued by any Target Entity have been paid in accordance with the terms of the Vehicle Service Contract under which such benefits arose, and such payments were not delinquent and were paid (or will be paid) without fines or penalties, except for (i) such benefits for which the applicable Target Entity (A) believes there is a reasonable basis to contest payment or (B) has established an appropriate reserve in respect thereof, or (ii) such exceptions that have not had and would not reasonably be expected, individually or in the aggregate, to have in a Business Material Adverse Effect.
(c)The Target Entities hold all registrations, filings, licenses, permits, approvals or authorizations issued or granted by Governmental Authorities that are necessary to issue, administer, market or produce Vehicle Service Contracts in the jurisdictions in which the Target Entities conduct the Business (collectively, the “VSC Permits”).
(d)Since January 1, 2016, neither the Target Entities nor Seller have received any notice, whether written or oral, or other communication from any Governmental Authority regarding any actual, alleged, or potential violation of, or failure to comply with, any material terms or requirements of any such VSC Permit. As of the date hereof, none of the Target

Entities are the subject of any pending or, to the knowledge of Seller, threatened action seeking the revocation, withdrawal, suspension, termination, cancellation, nonrenewal, modification or impairment of any such VSC Permit.
Section 3.25Producers. Since January 1, 2016, to the knowledge of Seller, (a) each Producer, at any time that it wrote, sold or produced Vehicle Service Contracts for the Target Entities, was duly licensed to write, sell or produce such Vehicle Service Contracts in the particular jurisdiction in which such Producer wrote, sold or produced Vehicle Service Contracts and, no such Producer violated any term or provision of applicable Law relating to the writing, sale or production of Vehicle Service Contracts for the Target Entities, (b) no Producer has breached the terms of any Producer Contract with the Target Entities or violated any applicable Law or policy of the Target Entities in the solicitation, negotiation, writing, sale or production of Vehicle Service Contracts for the Target Entities and (c) no Producer has been enjoined, indicted, convicted or made the subject of any consent decree or judgment on account of any violation of applicable Law in connection with such Producer’s actions in his, her or its capacity as Producer for the Target Entities or any enforcement or disciplinary proceeding alleging any such violation, in each case, except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Business Material Adverse Effect.
Section 3.26Vehicle Service Contracts Sales Practices. Advertising, marketing and similar communications related to all Vehicle Service Contracts sold, administered or issued by or on behalf of any Target Entity made, sent or otherwise distributed by a Target Entity or a Producer to any consumer of the public (a “VSC Marketing Communication”) at the time they were first put into use, complied in all material respects with all applicable Laws. No Target Entity has been the subject of any audit, investigation or other examination by any Governmental Authority, or has had any order entered against any Target Entity, in each case, related to any VSC Marketing Communication. No VSC Marketing Communication contained any unfair, deceptive, misleading or abusive term or content within the meaning of any applicable Law. No Target Entity has advertised, marketed, attempted to sell or sold any Vehicle Service Contract issued by an unaffiliated third party.
Section 3.27Title to Assets. The Target Entities have good and valid title to, or otherwise have the right to use pursuant to a valid and enforceable lease, license or similar contractual arrangement, all of the assets (real and personal, tangible and intangible, including all Intellectual Property and investment assets) that are used or held for use in connection with the business and operations of the Target Entities as conducted as of the date hereof or are reflected on the Financial Statements for the year ended December 31, 2018 or were acquired after December 31, 2018, in each case free and clear of any Encumbrance other than Permitted Encumbrances. Any Permitted Encumbrances on such assets, individually or in the aggregate, do not materially interfere with the current use of any such asset by the Target Entities or materially detract from the value of any such asset. Except as expressly set forth in this Agreement, the Transaction Documents or any certificate delivered hereunder or thereunder, all of the assets of the Target Entities are being sold, assigned, conveyed and/or delivered to Purchaser on an “as is”, “where is’ basis without representations or warranties of any kind, express or implied, including but not limited to any warranty of merchantability or fitness for a particular purpose.
Section 3.28Sufficiency of Assets. The assets that the Target Entities will continue to have good and valid title to, or the right to use following the Closing constitute all of the assets required for the conduct of the Business as currently conducted. The structures and material equipment included in such assets are in good repair and operating condition, subject only to ordinary wear and tear, and are adequate and suitable for the purposes for which they are presently being used or held for use except as has not had and would not reasonably be expected, individually or in the aggregate, to have a Business Material Adverse Effect. To the knowledge of Seller, there are no facts or conditions affecting any material assets that would reasonably be expected, individually or in the aggregate, to interfere with the use, occupancy or operation of such assets in any material respect. Other than Freedom Protective Services Corporation and the Affiliated Reinsurance Entities, the Target Entities constitute all of the Persons owned in whole or in part by Seller that participate in the Business.
Section 3.29Material Customers; Material Vendors.
(a)Seller has made available to Purchaser a true, correct and complete list of the currently active customers of the Target Entities from which the Target Entities derived revenues of at least $250,000 in the twelve (12) months ending December 31, 2018 (the “Material Customers”). No Material Customer has (i) terminated, cancelled or failed to renew, or given the Target Entities written, or, to the knowledge of Seller, oral notice or other communication of its intention to terminate, cancel or fail to renew, its business relationship with the Target Entities (whether or not subject to a Contract) or (ii) materially changed, or given the Target Entities notice or other communication of its intention to materially change, its business dealings with the Target Entities.
(b)No currently active vendors of the Target Entities from which the Target Entities made aggregate purchases of goods or services of at least $250,000 in the twelve (12) months ending December 31, 2018 (the “Material Vendors”) has (i) terminated, cancelled or failed to renew, or given the Target Entities notices of its intention to terminate, cancel or fail to renew its business relationship with the Target Entities (whether or not subject to a Contract) or (ii) materially changed, or given the Target Entities notice of its intention to materially change, its business dealings with the Target Entities.
Section 3.30Exclusive Representations and Warranties. Other than the representations and warranties expressly set forth in this Agreement, Seller is not making any other representations or warranties, express or implied with respect to the Target Entities or the transactions contemplated hereby.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser represents and warrants to Seller except for such disclosures as are set forth in the section of the disclosure schedule delivered by Purchaser to Seller prior to the execution and delivery of this Agreement (the “Purchaser Disclosure Schedule”) that corresponds to each Section in this Article IV (it being understood that disclosure of any matter in any section of the Purchaser Disclosure Schedule shall be deemed disclosed for other Sections in this Article IV to the extent the relevance of such disclosure to such other Sections in this Article IV is readily apparent on the face of such disclosure), as of the date hereof and as of the Closing Date, as follows:
Section 4.1Organization and Qualification. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate or similar power and authority to own, license, use or lease and operate its assets, properties and rights and to carry on its business as it is now conducted.
Section 4.2Authority; Non-Contravention; Approvals.
(a)Purchaser has all requisite corporate or similar power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and to perform its obligations and the transactions contemplated by this Agreement and the Transaction Documents. The execution and delivery of this Agreement and the Transaction Documents and the performance by Purchaser of its obligations and the transactions contemplated by this Agreement and the Transaction Documents have been approved by the managing member of Purchaser, and no other corporate or other proceedings on the part of Purchaser are necessary to authorize the execution and delivery of this Agreement and the Transaction Documents by Purchaser and the performance by Purchaser of its obligations and the transactions contemplated by this Agreement and the Transaction Documents. This Agreement has been, and on the Closing Date the Transaction Documents will be, duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery of this Agreement and the Transaction Documents by Seller, constitute or upon their execution will constitute, legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms.
(b)The execution and delivery by Purchaser of this Agreement and the Transaction Documents and the performance by it of the transactions contemplated by this Agreement and the Transaction Documents will not (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws (or similar organizational documents) of Purchaser; (ii) result in a violation or breach of or constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or result in the termination of, or the loss of a benefit under or accelerate the performance required by, or result in a right of termination, modification, cancellation or acceleration under, the terms, conditions or provisions of any contract or other instrument or any kind to which Purchaser is now a party or by which Purchaser, any of its Affiliates or any of its respective properties, assets or rights may be bound or affected; or (iii) violate any order, writ, injunction, decree, statute, treaty, rule or regulation applicable to Purchaser or any of its Affiliates other than, in the case of clauses (ii) and (iii) above, as have not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
(c)Except for the filings by Purchaser set forth in Section 4.2(c) of the Purchaser Disclosure Schedule, no declaration, filing or registration with, or notice to, or authorization, consent, order or approval of, any Governmental Authority, excluding the Domiciliary Regulator, or other Person is required to be obtained or made in connection with or as a result of the execution and delivery and performance of this Agreement and the Transaction Documents by Seller or the consummation by Seller, the Target Entities or their respective Affiliates of the transactions contemplated by this Agreement and the Transaction Documents, other than such declarations, filings, registrations, notices, authorizations, consents, orders or approvals which, if not made or obtained, as the case may be, would not result in a Purchaser Material Adverse Effect.
Section 4.3Financing. At the Closing, Purchaser will have sufficient funds to pay the Estimated Purchase Price and all other amounts contemplated to be paid by Purchaser at the Closing by this Agreement and the Transaction Documents.
Section 4.4Brokers. Except for Keefe, Bruyette & Woods, Inc., whose fees and expenses will be paid by Purchaser, no broker, finder, investment banker or other intermediary retained by or authorized to act on behalf of Purchaser, is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Transaction Documents based upon arrangements made by or on behalf of Purchaser.
Section 4.5Investment Intent. Purchaser is acquiring the Equity Interests for its own account, for the purpose of investment only and not with a view to, or for sale in connection with, any distribution thereof in violation of applicable securities laws.
Section 4.6Independent Investigation; No Warranty by Seller.
(a)Purchaser represents that in reliance on its own analysis and its own advisors, Purchaser has conducted its own independent investigation, review, and analysis of the Target Entities, and their assets, products, services, liabilities, technological sufficiency, the Business and the Business’ revenue and the sources thereof; Purchaser has formed an independent judgment concerning every such item and every element thereof; and Purchaser acknowledges that for such purposes, it has been provided by Seller and the Target Entities with comprehensive access to the personnel, properties, assets, premises, books and records, and other documents, data and items of the Target Entities.
(b)Purchaser represents that (i) in making its decision to enter into this Agreement and to consummate the transaction contemplated hereby, Purchaser has relied solely upon its own investigation, its own advisors, and the express representations and warranties of Seller set forth in this Agreement (including the related portions of the Schedules) and any certificates delivered hereunder; (ii) neither Seller nor any other Person has made, and the

Purchaser is not relying on, any representation or warranty, express or implied, not expressly set forth in this Agreement, the Transaction Documents or any certificate delivered hereunder or thereunder, and (iii) neither Seller nor any other Person has made, and the Purchaser is not relying on, any representation or warranty, express or implied, not expressly set forth in this Agreement, the Transaction Documents or any certificate delivered hereunder or thereunder, as to the accuracy or completeness of (a) any information regarding Seller, his Affiliates, or the Target Entities, or their assets, products, services, liabilities, technological sufficiency, the Business and the Business’ revenue or the sources thereof; or (b) any information, documents and materials made available to Purchaser by Seller, passively or actively, or in any repository or data room of information, or in management presentations, or conveyed by Representatives of Seller or in any other form, in relationship to or in expectation of the transactions contemplated hereby (all of the foregoing, collectively, the “Information”). Neither Seller nor any other Person will have or be subject to any liability to Purchaser or any other Person resulting from the Information, or its completeness or accuracy, or the distribution of same to Purchaser or its Representatives, or Purchaser’s use of any such Information, in each case other than as expressly set forth in this Agreement, the Transaction Documents or any certificate delivered hereunder or thereunder, including in the representations and warranties set forth in Article III.
ARTICLE V
COVENANTS
Section 5.1Conduct of the Business. During the period from the date of this Agreement to the Closing, except as expressly required by this Agreement or as consented to in writing by Purchaser, Seller shall cause the Target Entities to, use their reasonable best efforts to (i) conduct the Business only in the ordinary course of business consistent with past practice; (ii) comply in all material respects with all applicable Laws; and (iii) maintain and preserve intact the present organization, business and franchise of the Target Entities and the Business and relationships with customers, contract holders, reinsurers, CLIP providers, suppliers, licensors, licensees, contractors, distributors, regulators and others having business relationships with the Target Entities and the Business. Without limiting the generality of the foregoing, from the date of this Agreement to the Closing, except as expressly permitted or required by this Agreement, Seller shall cause each of the Target Entities not to do any of the following without Purchaser’s written consent:
(i)sell, lease, encumber, transfer or otherwise dispose of any of the Target Entities, assets, properties or rights or acquire any assets, properties or rights having a purchase price, either individually or in the aggregate, in excess of $100,000;
(ii)grant any new equity awards to any director, officer, employee, or independent contractor of the Target Entities;
(iii)incur, create, guaranty or assume any Indebtedness or otherwise become responsible for Indebtedness of any other Person, except unsecured current obligations and liabilities incurred in the ordinary course of business, or take any action that results in an

Encumbrance, other than a Permitted Encumbrance, being imposed on any asset, property or right of the Target Entities;
(iv)enter into any agreement or commitment or make, authorize or commit to make any capital expenditures that exceed, individually or in the aggregate, $100,000 except for capital expenditures in the amounts and for the purpose set forth in the Target Entities’ current capital expenditures budget as previously made available to Purchaser;
(v)cancel any debts or waive any claims or rights that are material to the Target Entities;
(vi)except in the ordinary course of business and consistent with past practice, enter into or assume any Contract that would qualify as a Material Contract under Section 3.13(a) or amend or terminate any Material Contract;
(vii)except in the ordinary course of business and consistent with past practice, enter into or assume any Contract that would qualify as a Reinsurance Contract under Section 3.16 or amend or terminate any Reinsurance Contract;
(viii)(A) merge or consolidate with any other Person, or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or convert or otherwise change its legal form, (B) acquire any material assets or (C) make any loan or capital contribution to acquire any equity interests in, or otherwise make any investment in, any Person (other than loans and advances to employees in the ordinary course of business);
(ix)issue, sell, convey, pledge, otherwise dispose of, encumber, repurchase, reclassify, split or redeem any capital stock or evidence of indebtedness or other securities, or grant any options, warrants, calls, rights or commitments or any other agreements of any character obligating it to issue any shares of capital stock or other equity interests in the Target Entities or any evidence of Indebtedness or other securities;
(x)repurchase, redeem, or otherwise acquire, or grant any rights or enter into any Contracts or commitments to repurchase, redeem, or acquire, any outstanding shares of the capital stock or other securities of, or other ownership interests in, the Target Entities, or declare, set aside, make, or pay any dividend, disbursement or other distribution with respect to its capital stock or other securities or ownership interests (other than the Pre-Closing Dividend);
(xi)effect any recapitalization, reclassification, or similar change in the capitalization of the Target Entities;
(xii)pay, settle or compromise any material Tax audit or liability, amend any material Tax Return, make, change or revoke any material election related to Taxes, change any taxable period or any Tax accounting method, enter into any agreement relating to Taxes or otherwise with a Tax Authority, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, in each case with respect to the Target Entities;
(xiii)take any action that would or could reasonably be expected to result in any of the Section 338 Companies ceasing to be treated as an S corporation for U.S. federal income tax purposes or ASE ceasing to be treated as an entity disregarded as separate from its owner, Seller, for U.S. federal income tax purposes;
(xiv)make or authorize any change in its certificate of incorporation or bylaws or similar organizational documents;
(xv)enter into a new line of business, abandon or discontinue an existing line of business, surrender or relinquish or discontinue any certificate of authority or other Permit;
(xvi)(A) enter into, adopt, amend or terminate any Plan, other than for non-material amendments to Plans affecting the Employees generally and arising in the ordinary course of business and consistent with past practice (e.g., with respect to open enrollment for health plans), (B) increase the salary, bonus or other compensation (including any severance, profit sharing, retirement or insurance benefits) payable to any Employee or the benefits of any Employee, other than increases to non-officer base salaries in the ordinary course of business and consistent with past practice, or (C) pay or otherwise grant any benefit not required by any Plan, or enter into any contract to do any of the foregoing, except in the case of each of (A)-(C) to the extent required by applicable Law;
(xvii)acquire or enter into any lease of, any real property or any direct or indirect interest in any real property;
(xviii)fail to pay or satisfy when due any material liability (other than any such liability that is being contested in good faith);
(xix)settle or compromise any material claim or proceeding;
(xx)make any material change in its underwriting, reinsurance, claims administration, pricing, reserving, accounting or investment practices or policies, including changes to investment guidelines (except as required by applicable accounting or actuarial rules or changes in the interpretation by a Governmental Authority or enforcement thereof);
(xxi)fail to keep, or cause to be kept, all insurance policies referred to in Section 3.17 of this Agreement, or commercially reasonable replacements therefor, in full force and effect through the close of business on the Closing Date; or
(xxii)make any material change in internal accounting controls or disclosure controls or procedures.
Section 5.2Access to Information. From the date hereof until the Closing, Seller shall, and shall cause the Target Entities to, (a) provide Purchaser and its Representatives with reasonable access and right to inspect during normal business hours, upon reasonable prior notice, to all personnel, officers, employees, assets, premises, contracts, documents and properties of Seller and the Target Entities and the Books and Records and other information and data relating to the Target Entities; (b) furnish Purchaser and its Representatives with such financial, operating and other data and information related to the Target Entities as Purchaser or any of its Representatives may reasonably request; and (c) instruct the Representatives of Seller and the Target Entities to cooperate with Purchaser in its investigation thereof, provided that such investigation shall be conducted in a manner as to not unreasonably interfere with the conduct of the business of the Target Entities. Seller shall furnish Purchaser and its Representatives with all such information and data (including copies of Contracts, Plans and other Books and Records) concerning the Target Entities and operations of the Target Entities as Purchaser or any of such Representatives reasonably may request in connection with such investigation. No investigation by Purchaser or other information received by Purchaser shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller in this Agreement. All such information shall be kept confidential in accordance with the terms of the Confidentiality Agreement.
Section 5.3Reasonable Efforts.
(a)Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, the transactions contemplated by this Agreement and the Transaction Documents.
(b)Seller and Purchaser will cooperate and, Seller shall, and shall cause the Target Entities to, use their respective reasonable best efforts to obtain as promptly as practicable any consents, approvals and waivers required from third persons pursuant to any Contracts in connection with the consummation of the transactions contemplated by this Agreement. With respect to any Contract for which any consent has not been obtained prior to the Closing, in the event that the Closing occurs, Seller shall continue to use reasonable best efforts to obtain any such consent after the Closing until either such consent has been obtained or Seller and Purchaser mutually agree, in good faith, that such consent cannot reasonably be obtained. Nothing in this Section 5.3(b) shall require Purchaser to expend any material sum, make a material financial commitment or grant or agree to any material concession to any third Person to obtain any such consent, approval or waiver.
(c)Each party shall, (i) within two (2) Business Days of the date hereof, make, or cause to be made, all filings and submissions (including those (A) under the HSR Act and (B) related to the approval required by the Turks & Caicos Islands Financial Services Commission with respect to changes of shareholders, directors and officers of FIC) required under any Law applicable to such party or any of its Affiliates, and give such reasonable undertakings as may be required in connection therewith, including a request for early termination of any applicable waiting period, request early termination of the waiting period; and (ii) as promptly as practicable, use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations and approvals from all Governmental Authorities necessary to be obtained by such party or any of its Affiliates, in each case in connection with this Agreement or the Transaction Documents or the consummation of the transactions contemplated hereby or thereby, provided that (A) Seller and his Affiliates shall not give any undertakings, make any commitments or enter into any agreements that would be binding upon Purchaser or any of its Affiliates, including, after the Closing, the Target Entities, without the prior written consent of Purchaser and (B) neither Purchaser nor any of its Affiliates shall be required to take any action that involves divestiture of an existing business of Purchaser or any of his Affiliates, including, after the Closing, the Target Entities, that involves unreasonable expense or that could reasonably be expected to impair the overall benefit expected to be realized from the consummation of the transactions contemplated by this Agreement and the Transaction Documents.
(d)Promptly following (and in any event, within two (2) Business Days of the date hereof), Seller shall notify the Arizona Department of Insurance (the “ADI”) of the transactions contemplated by this Agreement and that the licensing application of SAC Insurance with the ADI will therefore be amended. Following the Closing, Seller and Purchaser shall cooperate to amend such licensing application to reflect Purchaser’s ownership of SAC Insurance.
Section 5.4Notification.
(a)From the date hereof until the Closing, Seller shall promptly notify Purchaser in writing of:
(i)any notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement and the Transaction Documents; and
(ii)any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement and the Transaction Documents.
(b)From the date hereof until the Closing, subject to applicable Law, Purchaser shall promptly notify Seller in writing of any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement and the Transaction Documents.
Section 5.5Employee Matters.
(a)After the Closing, to the extent that Purchaser transitions Employees to alternative employee benefit plans, Purchaser shall use its commercially reasonable efforts to: (i) give Employees credit for all service with the Target Entities and past Affiliates under the Target Entity employee benefit plans, programs, policies and fringe benefit arrangements for purposes of eligibility and vesting under such alternative plans, and with respect to severance, vacation and paid-time off, benefit accrual under such alternative plans (except where doing so would result in duplication of benefits); (ii) cause any and all pre-existing conditions (or actively at work or similar limitations), eligibility waiting periods and evidence of insurability requirements under any group health plans to be waived with respect to the Employees of the Target Entities as of the Closing Date and their eligible dependents under such alternative plans; and (iii) provide Employees with credit for any co-payments, deductibles, and offsets (or similar payments) made during the plan year to the extent reflected in records of the Target Entities for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under such alternative plans.
(b)After the Closing Date, Purchaser will be responsible for performing and discharging all requirements under the WARN Act and similar state and local Laws for the notification of Purchaser’s employees and state and local governmental bodies, to the extent applicable
(c)This Section 5.5 shall be binding upon and inure solely to the benefit of each of the Parties to this Agreement and their successors and permitted assigns, and nothing in this Section 5.5, express or implied, shall be construed to confer upon any other Person (including Employees or any other service providers to the Target Entity thereof), any benefit under or right to enforce the provisions of this Section 5.5, including any right to employment or continued employment for any period of time or any right to a particular term or condition of employment, or be construed as an amendment, waiver or creation of any benefit plan. Nothing contained herein, express or implied, shall be construed to establish, adopt, amend or modify any Target Entity Benefit Plan or other benefit plan, program, policy, agreement or arrangement or otherwise to limit the right of Purchaser or the Target Entities to (i) amend, modify or terminate any such benefit or compensation plan, program, policy, agreement or arrangement or (ii) terminate the employment of any Employee, at any time and for any reason, including without cause.
Section 5.6Public Announcements. The initial press release, if any, with respect to the execution of this Agreement shall be a joint press release reasonably acceptable to Purchaser and Seller; provided, however, that Purchaser may otherwise disclose information about this Agreement and the transactions contemplated hereby as may be required by Law or by any listing agreement or rules with a national securities exchange or trading market (and in such case shall use commercially reasonable efforts to consult with Seller prior to such release or statement) or to any Governmental Authority. The initial press release shall be published within one (1) Business Day of the execution and delivery of this Agreement. After the publication of the initial press release, until the Closing, neither Purchaser nor Seller nor any of their respective Affiliates shall issue or cause the dissemination of any press release or other public announcements or statements with respect to this Agreement or the transactions contemplated hereby without the consent of the other Party, which consent will not be unreasonably withheld, conditioned or delayed, except as may be required by Law or by any listing agreement with a national securities exchange or trading market (and in such case shall use commercially reasonable efforts to consult the other Party prior to such release or statement).

Section 5.7Further Assurances; Post-Closing Cooperation.
(a)From time to time after the Closing, as and when requested by any Party without additional consideration, each of the Parties hereto will (or, if appropriate, cause their Affiliates to) execute and deliver such further documents and instruments and take such other actions as may be necessary to make effective the transactions contemplated by this Agreement and the Transaction Documents. If any Party to this Agreement following the Closing shall have in its possession any asset, property or right that under this Agreement should have been delivered to the other, such Party shall promptly deliver such asset, property or right to the other Party.
(b)For five (5) years following the Closing, upon reasonable written notice, each Party will afford the other Party and its Representatives (i) in response to the request or at the direction of a Governmental Authority or (ii) as required for the preparation and reporting of financial statements or regulatory filings (A) such access during normal business hours as the other Party may reasonably request to books, records and other data and information relating to the Target Entities and (B) the right to make copies and extracts therefrom at the cost of the Party requesting such copies and extracts. Anything to the contrary in Section 5.7(a) or this Section 5.7(b) notwithstanding, (i) access rights pursuant to Section 5.7(a) or this Section 5.7(b) shall be exercised in such manner as not to interfere unreasonably with the conduct of the Business or any other business of the Party granting such access and (ii) the Party granting access may withhold any document (or portions thereof) or information (A) that is subject to the terms of a non-disclosure agreement with a third party, (B) that may constitute privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined by such party’s counsel, constitutes a waiver of any such privilege or (C) if the provision of access to such document (or portion thereof) or information, as determined by such party’s counsel, would reasonably be expected to conflict with applicable Laws. Purchaser and Seller shall reimburse the other Party for reasonable out-of-pocket costs and expenses incurred in assisting the other Party or their respective Affiliates pursuant to this Section 5.7, Purchaser or Seller shall be permitted to request approval by the paying Party for any such out-of-pocket costs and expenses in advance of incurring such cost and expenses.
(c)From and after the Closing, Seller shall, and shall cause his Affiliates and Representatives to maintain the confidence of any and all information, whether written or oral, concerning Purchaser, the Target Entities or their business that was obtained by virtue of ownership of the Target Entities, the completion of the transactions contemplated by this Agreement or otherwise obtained, except to the extent that Seller can show that such information (i) is generally available to and known by the public through no action of Seller, any of his Affiliates or their respective Representatives; (ii) is lawfully acquired by Seller, any of his Affiliates or their respective Representatives from and after the Closing from sources, which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation; or (iii) to the extent that Seller is required to disclose such information by judicial or administrative process or pursuant to applicable Law. If Seller or any of his Affiliates or their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, then Seller shall promptly notify Purchaser in writing and shall disclose only that portion of such information that Seller is advised by his counsel in writing is legally required to be disclosed; provided that Seller shall, at the direction and expense of Purchaser, use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.
(d)From and after the Closing, Purchaser shall, and shall cause its Affiliates and Representatives to maintain the confidence of any financial information concerning Seller in his personal capacity obtained by virtue of the completion of the transactions contemplated by this Agreement or otherwise obtained, except to the extent that Purchaser can show that such information (i) is generally available to and known by the public through no action of Purchaser, any of its Affiliates or their respective Representatives; (ii) is lawfully acquired by Purchaser, any of its Affiliates or their respective Representatives from and after the Closing from sources, which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation; or (iii) to the extent that Purchaser is required to disclose such information by judicial or administrative process or pursuant to applicable Law.
(e)Neither Purchaser nor Seller shall be required by this Section 5.7 to (i) take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations or (ii) provide the other Party with access to any books or records (including personnel files) pursuant to this Section 5.7 where such access would violate any Law.
Section 5.8Non-Competition.
(a)During the five (5)-year period commencing with the Second Reserve-Based Earn-Out Measurement Date, neither Seller nor any Affiliate of Seller shall, directly or indirectly, acting alone, as a member of any partnership or other business entity, as a holder of capital stock of any class or as agent or representative of any Person, in the Restricted Jurisdictions:
(i)(A) engage in, consult with, manage or otherwise participate in the operation of a Restricted Business, (B) divert or attempt to divert any business or customer of the Restricted Business of the Target Entities, by direct or indirect inducement, (C) otherwise do or perform, directly or indirectly, any other act injurious or prejudicial to the sale of any products or services by the Restricted Business of the Target Entities, (D) participate as an equity investor in any Restricted Business or (E) extend, or assist in arranging the extension of, any credit to any Person for the purpose of establishing, acquiring or otherwise conducting any such business or other activity prohibited by this Section 5.8(a)(i); or
(ii)employ, engage or solicit for employment or engagement any Employee during the period the applicable Employee is employed by Purchaser or any Affiliate of Purchaser (including the Target Entities).
(b)Notwithstanding the foregoing, nothing contained in Section 5.8(a)(i) shall be deemed to preclude Seller or his Affiliates from owning not more than one percent (1%) of any class of equity securities of a publicly traded entity so long as Seller and his Affiliates do not participate in any way in the management, operation or control of such entity.
(c)It is the desired intent of the Parties that the foregoing provisions of this Section 5.8 shall be enforced to the fullest extent permissible in each jurisdiction in which enforcement is sought. Accordingly, the Parties agree that if the covenants set forth in this Section 5.8 are deemed by any court or arbitrator to be invalid or unenforceable in any jurisdiction, the court or arbitrator may reduce the scope thereof or otherwise amend or reform the portion thus adjudicated to be invalid or unenforceable, such reduction, amendment or reformation to apply only with respect to the particular jurisdiction in which such adjudication is made.
(d)Each of the Parties acknowledges that there is no adequate remedy at law for any breach or threatened breach by Seller or his Affiliates of the covenants and agreements set forth in this Section 5.8 and, accordingly, Seller agrees that Purchaser shall, in addition to the other remedies that may be available to it hereunder or at law, be entitled to seek an injunction temporarily or permanently enjoining Seller and his Affiliates from breaching or threatening to breach such covenants and agreements.
Section 5.9Resignations. Seller shall use reasonable best efforts to cause to be delivered to Purchaser on the Closing Date duly signed resignations, effective immediately after the Closing, of those directors (or equivalent Persons) and officers of the Target Entities that are set forth in Section 5.9 of the Seller Disclosure Schedule.
Section 5.10No Solicitation. Seller shall not, and shall cause his Affiliates and Seller’s and his Affiliates’ respective Representatives not to, (a) directly or indirectly solicit or encourage any offer or expression of interest or inquiries or proposals for, knowingly assist, participate in or facilitate, or enter into or continue any discussions with respect to, (i) the acquisition by any Person, directly or indirectly, of any of the Equity Interests, or any material part of the Business or assets of the Target Entities, (ii) any merger, consolidation, or combination with, or any bulk reinsurance transaction involving, the Target Entities, (iii) the liquidation, dissolution, or re‑organization of the Target Entities in any manner, or (iv) any agreement or understanding (whether or not such agreement or understanding is absolute, revocable, contingent or conditional) for, or otherwise attempt to consummate, any such acquisition, transfer, merger, consolidation, combination or reorganization, or (b) furnish or permit to be furnished any non‑public information concerning the Target Entities or the Business and operations to any Person (other than Purchaser and its Representatives) or afford any Person (other than Purchaser and its Representatives) access to the properties, assets, books or records of the Target Entities. Seller shall immediately terminate and cause to be terminated any existing activities, discussions or negotiations with any Person (and shall require such Person to return or destroy any confidential information relating to the Target Entities in the possession of such Person) other than Purchaser and shall promptly notify Purchaser and deliver a copy of any inquiry or proposal received by Seller or any of his Affiliates or Representatives thereof with respect to any such transaction.

Section 5.11Financing Cooperation. Subject to the terms and conditions set forth herein, prior to the Closing Date, Seller shall, and shall cause each of the Target Entities to, and cause each of their respective Representatives to, use their reasonable best efforts to provide all cooperation that is reasonably requested by Purchaser for the purpose of obtaining and consummating any Third Party Financing, including (a) taking all corporate or other entity actions, subject to the occurrence of the Closing, reasonably requested by Purchaser to permit the consummation of such Third Party Financing and to permit the proceeds thereof to be made available to Purchaser at the Closing and (b) executing and delivering any customary pledge and security documents, credit agreements, guarantees, ancillary loan documents, and customary closing certificates and documents and assisting in preparing schedules and exhibits thereto as may be reasonably requested by Purchaser (in each case, subject to and only effective upon occurrence of the Closing).
Section 5.12Pre-Closing Transactions.
(a)Seller shall cause all of the long-term notes issued by the Affiliated Reinsurance Entities (including any associated investment income due and accrued investment income) and the receivable from an unaffiliated Person (the “Unaffiliated Receivable”), in each case set forth in Schedule 5.12(a) to be repaid in full, in cash prior to the Closing Date.
(b)Following the payments made pursuant to Section 5.12(a), Seller shall cause the Target Entities (other than FIC) to pay dividends or distributions to Seller (the “Pre-Closing Dividend”) prior to the Closing in an aggregate amount equal to any Unrestricted Cash of such Target Entities (other than FIC), provided that the Pre-Closing Dividend shall not exceed an amount that would cause the Estimated Closing Working Capital (after giving effect to the Pre-Closing Dividend) minus Estimated Indebtedness minus Estimated Transaction Expenses to be less than Target Working Capital.
Section 5.13Third Party Consents. From and after the date hereof, Seller shall take any action necessary to obtain, as promptly as possible, the written consent to the change of control of the Target Entity party thereto in a form to be reasonably agreed upon by Seller and Purchaser from the counterparties to each of the Contracts set forth on Schedule 5.13 (the “Third Party Approvals”). To the extent any Third Party Approvals are not obtained prior to Closing, Seller shall continue such efforts to obtain the Third Party Approvals as promptly as possible following the Closing.

ARTICLE VI
CONDITIONS
Section 6.1Conditions to Purchaser’s Obligations. The obligations of Purchaser to effect the Closing are further subject to the satisfaction or waiver by Purchaser at or prior to the Closing of the following conditions:
(a)The notifications of Purchaser and Seller pursuant to the HSR Act shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated.
(b)All other consents and approvals of any Governmental Authority required for the consummation of the transactions contemplated by this Agreement, including all those set forth in Section 3.2(b) of the Seller Disclosure Schedule or Section 4.2(c) of the Purchaser Disclosure Schedule, shall have been obtained and shall remain in full force and effect, and any waiting period applicable to the consummation of the transactions contemplated hereby shall have expired or been terminated.
(c)No statute, rule, regulation, order, decree, proceeding or injunction shall have been issued, enacted, entered, promulgated, initiated, proposed or enforced by a Governmental Authority that prohibits, restricts or makes illegal the consummation of the transactions contemplated by this Agreement or the Transaction Documents, and no proceeding initiated by any Governmental Authority or other Person seeking an injunction against the transactions contemplated by this Agreement or the Transaction Documents shall be pending.
(d)The Fundamental Representations made by Seller in this Agreement shall be true and correct in all respects as of the Closing Date as if made on that date (except that representations or warranties that expressly speak as of a specified date or time need only be true and correct as of such specified date and time). The representations and warranties made by Seller in this Agreement (other than any Fundamental Representations and without giving effect to any limitation set forth therein as to materiality or Business Material Adverse Effect, as applicable) shall be true and correct as of the Closing Date as though made on the Closing Date (except that representations or warranties that expressly relate to an earlier date need only be true and correct on and as of such earlier date), in each case except for breaches as to matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Business Material Adverse Effect.
(e)Seller shall have performed and complied in all material respects with the agreements, covenants and obligations required by this Agreement to be so performed or complied with by Seller at or before the Closing.
(f)Purchaser shall have received a certificate, dated the Closing Date and duly executed by Seller, in form and substance reasonably satisfactory to Purchaser, to the effect that the conditions specified in Section 6.1(e),(f) and (h) have been fulfilled.

(g)Since the Balance Sheet Date, no event occurrence, fact, circumstance, condition, effect or change shall have occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.
(h)Seller and the Escrow Agent shall have made the deliveries required under Section 2.5.
Section 6.2Conditions to Seller’s Obligations. The obligations of Seller to effect the Closing are further subject to the satisfaction or waiver by Seller at or prior to the Closing of the following conditions:
(a)The notifications of Purchaser and Seller pursuant to the HSR Act, if any, shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated.
(b)All other consents and approvals of any Governmental Authority required for the consummation of the transactions contemplated by this Agreement, including all those forth in Section 3.2(b) of the Seller Disclosure Schedule or Section 4.2(c) of the Purchaser Disclosure Schedule, shall have been obtained and shall remain in full force and effect, and any waiting period applicable to the consummation of the transactions contemplated hereby shall have expired or been terminated.
(c)No statute, rule, regulation, order, decree, proceeding or injunction shall have been issued, enacted, entered, promulgated, initiated, proposed or enforced by a Governmental Authority that prohibits, restricts or makes illegal the consummation of the transactions contemplated by this Agreement or the Transaction Documents, and no proceeding initiated by any Governmental Authority or any other Person seeking an injunction against the transactions contemplated by this Agreement or the Transaction Documents shall be pending.
(d)The representations and warranties made by Purchaser in this Agreement (without giving effect to any limitation set forth therein as to materiality or Purchaser Material Adverse Effect, as applicable) shall be true and correct, in each case at and as of the Closing Date as if made on that date (except in any case that representations and warranties that expressly speak as of a specified date or time need only be true and correct as of such specified date or time), except where any failures to be true and correct would not, in the aggregate, have a Purchaser Material Adverse Effect.
(e)Purchaser shall have performed and complied with, in all material respects, the agreements, covenants and obligations required by this Agreement to be so performed or complied with by Purchaser at or before the Closing.
(f)Seller shall have received a certificate, dated the Closing Date and duly executed by an authorized officer of Purchaser, in form and substance reasonably satisfactory to Seller, to the effect that the conditions specified in Sections 6.2(d) and (e) have been fulfilled.

(g)Purchaser and the Escrow Agent shall have made the deliveries required under Section 2.5.
ARTICLE VII
SURVIVAL; INDEMNIFICATION
Section 7.1Survival of Representations, Warranties, Covenants and Agreements.
(a)The representations and warranties of Seller and Purchaser contained in this Agreement will survive the Closing until 5:00 p.m. New York time on the date which is eighteen (18) months following the Closing Date, provided that the Fundamental Representations and the representations and warranties contained in Section 3.5 will survive until the date that is sixty days following the expiration of the applicable statute of limitations.
(b)The covenants contained in this Agreement shall survive in accordance with their respective terms.
(c)Notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of the applicable survival periods set forth in this Section 7.1, and any claims for indemnification for which notice is not timely delivered in accordance with this Agreement shall be expressly barred and are hereby waived, provided that if, prior to such applicable date, a party shall have notified any other party in accordance with the requirements of this Agreement of a claim for indemnification under this Agreement (whether or not formal Action shall have been commenced based upon such claim), such claim shall continue to be subject to indemnification in accordance with this Article VII or Article VIII notwithstanding the passing of such applicable date; provided, further, however, that any formal Action (which for the avoidance of doubt do not include acts taken pursuant to the indemnification procedures set forth in Section 7.6, but do include formal Actions brought following, or arising out of a dispute related to, such indemnification procedures), seeking indemnification for breach of a representation or warranty pursuant to this Agreement must be brought on or prior to the third anniversary of the date on which the claim notice in respect of such indemnification claim is first submitted. In no event shall any such formal Action be brought more than (i) six (6) years after the Closing Date with respect to a claim for breach of the representations and warranties other than the Fundamental Representations and the representations and warranties contained in Section 3.5, or (ii) seven (7) years after the Closing Date with respect to a breach of the Fundamental Representations or the representations and warranties contained in Section 3.5.
Section 7.2Indemnification of Purchaser. Seller shall indemnify and hold harmless Purchaser, its Affiliates (including the Target Entities) and their respective successors and their respective shareholders and Representatives (collectively, the “Purchaser Indemnified Parties”) from and against Losses incurred by any Purchaser Indemnified Party and resulting or arising from or relating to (a) any inaccuracy in or any breach of any representation or warranty made by Seller in this Agreement or the Transaction Documents or in any certificate or instrument delivered by or on behalf of Seller pursuant to this Agreement or the Transaction Documents,

(b) any breach of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement or the Transaction Documents and (c) the Specified Litigation; provided, however, that the Purchaser Indemnified Parties’ rights to assert claims for Losses pursuant to this Section 7.2 shall be subject to the limitations set forth below in this Article VII.
Section 7.3Indemnification of Seller. Purchaser shall indemnify and hold harmless Seller and his Affiliates and their respective successors and their shareholders and Representatives (collectively, the “Seller Indemnified Parties”) from and against Losses incurred by any Seller Indemnified Party and resulting or arising from or relating to (a) the inaccuracy of any representation or warranty made by Purchaser in this Agreement or the Transaction Documents or in any certificate or instrument delivered by or on behalf of Purchaser pursuant to this Agreement or the Transaction Documents or (b) any breach of any covenant, agreement or obligation to be performed by Purchaser pursuant to this Agreement or the Transaction Documents; provided, however, that the Seller Indemnified Parties’ rights to assert claims for Losses pursuant to this Section 7.3 shall be subject to the limitations set forth below in this Article VII.
Section 7.4Effect of Materiality Qualifier. Notwithstanding anything in this Agreement to the contrary, for purposes of this Article VII, all of the representations and warranties set forth in this Agreement or any certificate or schedule that are qualified as to “materiality,” “Purchaser Material Adverse Effect,” “Business Material Adverse Effect” or words of similar import or effect shall be deemed to have been made without any such qualification for purposes of determining (a) whether a breach of any such representation or warranty has occurred and (b) the amount of Losses resulting from, arising out of, relating to or caused by any such breach of representation or warranty.
Section 7.5Limitations.
(a)Subject to the additional limitations set forth below in this Section 7.5, Seller shall not be liable to the Purchaser Indemnified Parties for indemnification under Section 7.2(a) and Purchaser shall not be liable to the Seller Indemnified Parties for indemnification under Section 7.3(a) (other than in respect of a breach of or inaccuracy in any Fundamental Representations or any of the representations and warranties contained in Section 3.5) unless and until the Purchaser Indemnified Parties or the Seller Indemnified Parties, as applicable, have incurred Losses in excess of 0.5% of the Aggregate Consideration (the “Deductible”) in the aggregate, in which case the Purchaser Indemnified Parties or the Seller Indemnified Parties, as applicable, shall be entitled to bring a claim for only those Losses in excess of the Deductible.
(b)Notwithstanding anything to the contrary contained in this Agreement, (i) the maximum aggregate liability of Seller or Purchaser under this Article VII for Losses indemnified under Section 7.2(a) or Section 7.3(a) (other than in respect of a breach of or inaccuracy in any Fundamental Representations or any of the representations and warranties contained in Section 3.5), as applicable, shall not exceed 20% of the Aggregate Consideration and (ii) the maximum aggregate liability of Seller or Purchaser for Losses indemnified under this Article VII (other than in respect of Losses indemnified under Section 7.2(c)) or Article VIII shall not exceed the Aggregate Consideration.

(c)Payments by an Indemnifying Party pursuant to Section 7.2 or Section 7.3 in respect of any Loss shall be reduced by the amount of any amounts actually recovered by the Indemnified Party under insurance policies, indemnities or other reimbursement arrangements with respect to such Losses less the amount of any costs of obtaining such recovery, including any resulting increase in premium or other costs of insurance. In the event that an insurance or other recovery is made by any Indemnified Party with respect to any Loss for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery shall be promptly made to the applicable Indemnifying Party.
(d)In no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive or treble damages, other than indemnification for amounts paid or payable to third parties in respect of any Third Party Claim for which indemnification hereunder is otherwise required.
(e)Each Indemnified Party shall take, and cause its Affiliates to take, all commercially reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, provided that any costs of such mitigation shall be Losses indemnified hereunder.
(f)All Losses indemnified pursuant to this Agreement shall be net of the proceeds of any third-party insurance coverage actually received by the Indemnified Party (the amount of such proceeds determined net of all costs of recovery thereof, deductibles or retentions thereunder and increases in premiums as a result thereof).
Section 7.6Method of Asserting Claims. All claims for indemnification by any Indemnified Party under this Article VII shall be asserted and resolved as follows:
(a)If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third Party Claim”) against such Indemnified Party with respect to which indemnification is being sought against an Indemnifying Party under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) calendar days after receipt of such notice of such Third Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party within thirty (30) calendar days after receiving the Indemnified Party’s notice of claim, to assume the defense of any Third Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense; provided, that if the Indemnifying Party is Seller, such Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that (i) is asserted directly by or on behalf of a Person that is a supplier or customer of Purchaser or the Target Entities, or (ii) seeks an injunction or other equitable relief against the Indemnified Parties. The Indemnified Party shall have the right to participate in (but not to control) the defense of any Third Party Claim with its separate counsel selected by the Indemnified Party, and subject to the Indemnifying Party’s and its separate counsel’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party; provided, that if in the reasonable opinion of counsel to the Indemnified Party, (A) there are legal defenses available to an Indemnified Party that are materially different from or additional to those available to the Indemnifying Party; or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party in each jurisdiction for which the Indemnified Party determines counsel is required. If the Indemnifying Party elects not to compromise or defend such Third Party Claim, fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Party may, subject to Section 7.6(b), pay, compromise or defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. Seller and Purchaser shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.
(b)Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 7.6(b). If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim and the Indemnifying Party desires to accept and agree to such offer, then the Indemnifying Party shall give written notice to that effect to the Indemnified Party, which shall approve the same absent good cause to withhold approval.
(c)Any Action by an Indemnified Party on account of a Loss that does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) days after the Indemnified Party becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim, except for any Direct Claim based on a breach of Section 5.10, in which case such response shall be within two (2)

days. The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Target Entities’ premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such thirty (30)-day period, then the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.
(d)Payment from Escrow Fund; Offset. Any finally determined indemnity claim by a Purchaser Indemnified Party shall be payable first from the Escrow Fund until such Escrow Fund has been exhausted or has been released to Seller in accordance with Section 7.10. Any remaining unsatisfied indemnity claim shall be payable by Seller and may be offset against any amounts owing to Seller under Section 2.8 or Section 2.9.
Section 7.7Character of Indemnity Payments. The Parties agree that any indemnification payments made with respect to this Agreement shall be treated for all applicable Tax purposes as an adjustment to the Purchase Price unless otherwise required by Law.
Section 7.8Reservation of Rights. The rights and remedies of any party in respect of any inaccuracy or breach of any representation, warranty, covenant or agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts or circumstances upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement as to which there is no inaccuracy or breach. The representations, warranties and covenants of Seller and Purchaser’s rights to indemnification with respect thereto shall not be affected or deemed waived by reason of any investigation made by or on behalf of Purchaser (including by any of its advisors, consultants or representatives) or by reason of the fact that Purchaser or any of such advisors, consultants or representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of Purchaser’s waiver of any condition set forth in Section 6.1.
Section 7.9Exclusive Remedy. Subject to Section 10.10, the Parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud on the part of a party hereto in connection with the making of the representations and warranties contained in this Agreement, the Transaction Documents or any certificate delivered hereunder or thereunder) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in Article VIII and this Article VII. In furtherance of the foregoing, each Party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in Article VIII and this Article VII and except for claims arising from fraud on the part of a party hereto in connection with the making of the representations and warranties contained in this Agreement or the Transaction Documents or in any certificate delivered hereunder or thereunder. Nothing in this Section 7.9 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled, or to seek any remedy on account of any party’s fraudulent misconduct in connection with the making of the representations and warranties contained in this Agreement, the Transaction Documents or any certificate delivered hereunder or thereunder.
Section 7.10Escrow Funds. Purchaser and Seller shall provide a joint written instruction to the Escrow Agent to remit an amount necessary to satisfy any indemnifiable Losses (or portion thereof, if sufficient funds do not remain in the Escrow Fund at such time) from the Escrow Amount to the applicable Purchaser Indemnitee to the extent payment is required to be made from the Transaction Expense Escrow Fund pursuant to Section 7.6. On the date that is thirty (30) days following the eighteen (18)-month anniversary of the Closing Date, Purchaser and Seller shall instruct the Escrow Agent to release to Seller, the Escrow Fund less the aggregate amount of all unsatisfied claims for indemnification that a Purchaser Indemnitee has timely asserted in accordance with this Article VII or Article VIII; provided that such amount of unsatisfied claims shall not include any amount of Additional Elements sought in a Third Party Claim unless (i) such Additional Elements have been paid or are payable to a third party or (ii) such Additional Elements are reasonably likely, based on the advice of Purchaser’s counsel, to be awarded to a third party. Promptly following resolution of all such unsatisfied claims for indemnification from the Escrow Fund, Purchaser and Seller shall jointly instruct the Escrow Agent to release all cash then constituting the Escrow Fund to Seller. Purchaser and Seller shall take all other steps as may be required pursuant to the terms of the Escrow Agreement in order to authorize and complete the release of such funds.
ARTICLE VIII
TAXES
Section 8.1Tax Indemnity.
(a)Seller shall indemnify and hold harmless the Purchaser Indemnified Parties from and against Losses in respect of Covered Taxes.
(b)For purposes of this Agreement:
(i)Except as otherwise provided in clause (ii) below, in the case of any Taxes that are payable with respect to a Straddle Period, the portion of such Taxes allocable to (A) the Pre-Closing Tax Period and (B) the portion of the Straddle Period beginning on the day next succeeding the Closing Date (the “Post-Closing Tax Period”) shall be determined on the basis of a deemed closing at the end of the Closing Date of the books and records of the Target Entities.

(ii)In the case of any personal or real property Taxes that are payable with respect to a Straddle Period, the portion of such Taxes allocable to the Pre-Closing Tax Period shall be equal to the product of the sum of all such Taxes multiplied by a fraction the numerator of which is the number of days in the Straddle Period from the commencement of the Straddle Period through and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period.
Section 8.2Tax Treatment of ASE. For U.S. federal income tax purposes (and for all other applicable Tax purposes), the acquisition of ASE shall be treated as the purchase and sale of all of the assets of ASE. The Parties will prepare and file all U.S. federal income Tax Returns (together with applicable state and local income Tax Returns) consistent with the foregoing and will not take any inconsistent position on any such income Tax Return.
Section 8.3Post-Closing Tax Matters.
(a)Seller shall prepare and file, or cause to be prepared and filed, (A) all Tax Returns of the Target Entities that are required to be filed on or before the Closing Date, (B) all income Tax Returns of ASE (including IRS Form 1065) for Tax Periods ending on or prior to the ASE Transfer Date in which ASE had been treated as a partnership for U.S. federal income tax purposes, it being understood that any Covered Taxes with respect to such Tax Returns will be the responsibility of Seller and (C) all income Tax Returns of each of the Section 338 Companies for any jurisdiction in which such Section 338 Company is treated as a pass-through entity or S corporation) for Tax Periods ending on or prior to the Closing Date, it being understood that any Covered Taxes with respect to such Tax Returns will be the responsibility of Seller. All such Tax Returns shall be prepared in a manner consistent with past practice, except as otherwise required by Law. Seller shall deliver or cause to be delivered to Purchaser any Tax Return described in clause (B) and clause (C) within a reasonable period of time prior to the due date for any such Tax Return so that Purchaser may have an opportunity to review such Tax Return. Purchaser shall prepare or cause to be prepared and file or cause to be filed all other Tax Returns of the Target Entities. Purchaser shall deliver or cause to be delivered to Seller any income Tax Return described in the previous sentence, to the extent it relates to a Pre-Closing Tax Period, within a reasonable period of time prior to the due date for any such Tax Return (after giving effect to any applicable extensions of time for filing) so that Seller may have an opportunity to review such Tax Return. In the event that Purchaser and Seller are unable to agree on the reporting of any item on any Tax Return provided for the other Party’s review pursuant to this Section 8.3(a), Purchaser and Seller shall mutually choose an independent public accounting firm to resolve such dispute, and the decision of such firm shall be final. In the event of an impasse over such selection, the independent public accounting firm shall be selected by a single arbitrator appointed pursuant to the AAA Appointment Process. Expenses of such independent public accounting firm shall be born evenly between Purchaser and Seller. After the Closing, Seller shall not, and shall not permit any of their respective Affiliates to, amend any Tax Returns or change any Tax elections or accounting methods with respect to Target Entities without the prior written consent of Purchaser.

(b)Any Taxes for Straddle Periods shall be apportioned between Seller and Purchaser in the manner set forth in Section 8.1(b) hereof.
(c)Purchaser and Seller shall cooperate with each other in connection with the filing of any Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding and making their respective employees, outside consultants, and advisors available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder at the cost of the requesting Party. Purchaser and Seller agree (i) to retain all books and records with respect to Tax matters pertinent to the Target Entities relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or Seller, any extensions of the statute of limitations) of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority; and (ii) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, Purchaser or Seller, as the case may be, shall allow the other Party to take possession of such books and records.
(d)Purchaser agrees to give prompt notice to Seller of any Taxes or the assertion of any claim, or the commencement of any suit, action or proceeding (a “Tax Proceeding”) in respect of which indemnity may be sought under Section 8.1, provided that Purchaser’s failure to provide such notice to Seller shall not limit Purchaser’s rights under this Article VIII except to the extent Seller are materially prejudiced by such failure. Seller agrees to give prompt notice to Purchaser upon the receipt of any written notice by Seller of any pending or threatened audits or proceedings or other Actions relating to Taxes of the Target Entities. Seller shall have the right to control any Tax Proceeding relating to a Tax Return that was prepared and filed by Seller pursuant to this Section 8.3. All other Tax Proceedings with respect to the Target Entities shall be controlled by Purchaser. Purchaser and Seller shall cooperate in the conduct of any such Tax Proceeding, (ii) the party not controlling such Tax Proceeding shall have the right (but not the obligation) to participate in such Tax Proceeding at their own expense, (iii) the party controlling such Tax Proceeding shall keep the other party reasonably informed of material developments concerning such Tax Proceeding and (iv) the party controlling such Tax Proceeding shall not settle such Tax Proceeding without the written consent of the other party, which consent shall not unreasonably be withheld, conditioned or delayed. Notwithstanding the foregoing, Seller’s rights pursuant to this Section 8.3(d) shall only apply with respect to any Tax Proceeding in respect of which indemnity may be sought from Seller pursuant to Section 8.1.
(e)Seller shall designate a Person as the “partnership representative” of the ASE, in accordance with Section 6223 of the Code and any similar provision under any state or local tax Laws (the “Partnership Representative”) with respect to taxable periods beginning on or after January 1, 2018 and ending on or before ASE Transfer Date. Seller shall cause the Partnership Representative to make the election provided for in Section 6226 of the Code or any similar provision of any state or local tax Laws with respect to any imputed underpayment determined in connection with any Tax Proceeding in respect of ASE for taxable periods of ASE beginning after December 31, 2017 and ending on or before the Closing Date. No election shall be made to have the provisions of the Bipartisan Budget Act of 2015 apply to any taxable period of ASE beginning before January 1, 2018.
Section 8.4Section 338 Election; Purchase Price Allocation.
(a)The Parties intend for the purchase of the Section 338 Companies by the Purchaser to be treated as a “qualified stock purchase” within the meaning of Section 338(d)(3) of the Code, as to which the Purchaser is the “purchasing corporation” within the meaning of Section 338(d)(1) of the Code. Seller and Purchaser agree that they shall take all steps necessary to make a timely, valid and irrevocable election under Section 338(h)(10) of the Code and analogous state and local tax provisions, arising out of the purchase and sale of the Shares (all such elections being referred to collectively as the “Section 338 Election”), and to file the Section 338 Election in accordance with applicable Law.
(b)On or prior to the Closing Date, Seller shall deliver to Purchaser properly completed and executed IRS Forms 8023 and analogous state and local tax forms on which the Section 338 Election shall be made (the “Election Form”) by Seller, as the sole owner of interests in the Section 338 Companies, in form and substance reasonably acceptable to the Purchaser. Purchaser and Seller shall cooperate with each other and take all actions necessary and appropriate, including causing Seller to sign and timely filing the Election Form, to effect and preserve the Section 338 Election and shall take no action inconsistent therewith except to the extent such treatment is challenged on audit by an applicable Tax authority.
(c)The parties shall allocate the Purchase Price, together with any payments under Sections 2.8 through 2.10, among the Target Entities in accordance with Schedule 8.4(c), and as soon as practicable following the Closing (however, in any event, within ninety (90) days of Closing), the Purchaser shall prepare and deliver to Seller the allocation of the deemed sales price of the assets of the Section 338 Companies resulting from the Section 338 Election (as required pursuant to Section 338(h)(10) of the Code and regulations promulgated thereunder, and taking into account the allocation of the Purchase Price among the Target Entities as set forth on Schedule 8.4(c)) among such assets, and allocating the deemed sales price of the assets of ASE (taking into account Schedule 8.4(c)) among such assets (the “Tax Allocation Schedule”). If Seller believes that all or a portion of the Tax Allocation Schedule is incorrect and Seller notifies Purchaser in a writing including a description of the objection and basis supporting Seller’s objections and any calculations or documentation that support the objection, within 30 (thirty) days after having received such Tax Allocation Schedule. Any disputes regarding the Tax Allocation Schedule shall be resolved in accordance with Section 8.3(a). Each of the Purchaser and the Seller agrees to file all federal, state, local and foreign Tax Returns (including IRS Form 8883) in accordance with the Allocation Schedule as finally determined, and shall not take any action inconsistent therewith on any Tax Return. The Parties agree that any adjustment to the Purchase Price made after the finalization of the Tax Allocation Schedule shall be reflected in an adjustment to the Tax Allocation Schedule. Any payment made pursuant to Section 2.3(e) shall be treated for all applicable Tax purpose as an adjustment to the Purchase Price unless otherwise required by applicable Law.

Section 8.5Transfer Taxes. Seller shall be responsible for 100 percent (100%) of any transfer taxes imposed by any foreign, federal, state, local or other taxing body as a result of the consummation of the transactions contemplated by this Agreement including, for the avoidance of doubt, the transactions described in Section 2.1(a). Seller shall timely file all necessary Tax Returns and other documentation with respect to such Transfer Taxes, and, if required by Law, Purchaser shall join in the execution of such filings. The expense of such filings shall be paid solely by Seller.
Section 8.6Tax Sharing Agreements. All tax sharing agreements or arrangements among and between Seller and the Target Entities, whether or not written, if any, shall be terminated immediately prior to the Closing Date and shall have no continuing force or effect. Seller and the Target Entities shall, unless otherwise directed by Purchaser, terminate any power of attorney granted by or on behalf of Seller or the Target Entities, and any such terminated power of attorney shall have no continuing force or effect after the Closing Date.
Section 8.7Overlap. Notwithstanding any other provision of this Agreement, neither the limitations under Section 7.5 nor the procedures under Section 7.6 (other than Section 7.6(d)) shall apply to claims arising under this Article VIII. To the extent of any inconsistency between this Article VIII and Article VII, this Article VIII shall control as to Tax matters.
ARTICLE IX
TERMINATION OF AGREEMENT
Section 9.1Termination. This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Closing by:
(a)the mutual written agreement of Seller and Purchaser;
(b)either Seller on the one hand, or Purchaser, on the other hand, if any court of competent jurisdiction or other Governmental Authority shall have issued a statute, rule, regulation, order, decree or injunction or taken any other action restraining, enjoining or otherwise prohibiting all or any portion of the transactions contemplated by this Agreement and such statute, rule, regulation, order, decree or injunction or other action shall have become final and nonappealable; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b) shall have performed in all material respects its obligations under this Agreement at the time of such termination;
(c)either Seller, on the one hand, or Purchaser, on the other hand (but only so long as Seller or Purchaser are, as applicable, not in material breach of their or its obligations under this Agreement at such time), in the event of a material breach by the non-terminating Party of any representation, warranty, covenant or agreement contained in this Agreement, which breach (i) cannot be or has not been cured by such non-terminating Party within twenty (20) Business Days following written notification thereof by the terminating Party or (ii) would entitle the terminating Party not to consummate the transactions contemplated hereby under Article VI; or

(d)subject to Section 9.3, either Seller, on the one hand, or Purchaser, on the other hand, if the Closing shall not have been consummated on or before January 17, 2020 (the “Termination Date”); provided, however, that this Agreement shall not be terminated pursuant to this Section 9.1(d) by any Party whose breach of any of its obligations under this Agreement in any material respect results in the failure of the Closing to be consummated prior to the Termination Date.
Section 9.2Effect of Termination. If this Agreement is validly terminated pursuant to Section 9.1, this Agreement will forthwith become null and void, and have no further effect, without any liability on the part of any Party hereto or its Affiliates or Representatives; provided that (a) the provisions of this Section 9.2 and Article X hereof shall remain in full force and effect and all rights and remedies based on any breach of any provision of this Agreement will survive, and no such termination shall be deemed an election of remedies with respect to any such breach and (b) the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.
Section 9.3Bifurcated Closing. In the event that it becomes reasonably apparent to Purchaser and Seller that all conditions to the Closing set forth in Article VI (other than conditions that, by their nature, are to be satisfied at the Closing) are likely to be satisfied or waived on or prior to the Termination Date other than the receipt of the approval set forth on Schedule 6.1(b), the parties shall cooperate in good faith to amend this Agreement to allow for (i) the Closing to take place prior to the Termination Date with respect to all the transactions contemplated hereby other than the acquisition by Purchaser of the Equity Interests of FIC and the execution and delivery of the Commutation Agreement, (ii) a second closing to take place with respect to the acquisition by Purchaser of the Equity Interests of FIC and the execution and delivery of the Commutation Agreement as soon as reasonably practicable after the receipt of the approval set forth on Schedule 6.1(b), and (iii) in the event such approval is not received, for an alternative transaction in which the Closing Date Legacy Liabilities are retroceded by the Affiliated Reinsurance Entities to an Affiliate of Purchaser. Such amendments shall put the parties in an economic position as close as reasonably practicable to the one they would be in if the Closing were to occur as contemplated by this Agreement without such amendment, including that the effective date of the commutation pursuant to the Commutation Agreement or the retrocession pursuant to such retrocession agreement shall be the Closing Date. In the event that Purchaser and Seller are unable to agree to such amendments, the impasse shall be resolved by a single Arbitrator appointed pursuant to the AAA Appointment Process.
ARTICLE X
MISCELLANEOUS
Section 10.1Notices. All notices, requests, consents, waivers, demands and other communications under this Agreement shall be in writing and will be deemed to have been duly given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third

(3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties with concurrent copies to all listed below at the following addresses or email addresses (or at such other addresses or email addresses for a Party as shall be specified by the notice given in accordance with this Section 10.1):
If to Seller:
Peter Masi
Smart AutoCare
1900 Firman Drive,
Richardson, TX 75081
With a copy (which shall not constitute notice) to:
Weiner Law Group LLP
629 Parsippany Road
Parsippany, NJ 07054
Attention: Stephen J. Edelstein
If to Purchaser:
Tiptree Insurance Holdings, LLC
c/o Fortegra Financial Corporation
10151 Deerwood Park Blvd.
Building 100, Suite 330
Jacksonville, FL 32256-0566
Attention: General Counsel
and
c/o Tiptree Inc.
299 Park Avenue, Fl. 13
New York, NY 10171
Attention: General Counsel
With a copy (which shall not constitute notice) to:
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attention: Michael D. Devins
Marilyn A. Lion
Section 10.2Entire Agreement. This Agreement, the Exhibits and Schedules hereto, the Confidentiality Agreement and the Transaction Documents supersede all prior and contemporaneous discussions and agreements, both written and oral, among the Parties with respect to the subject matter of this Agreement and the Transaction Documents and constitute the sole and entire agreement among the Parties to this Agreement with respect to the subject matter of this Agreement, and supersedes all prior and contemporaneous agreements and understandings, written or oral, with respect to the subject matter hereof.
Section 10.3Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, each Party will pay its own costs and expenses (and Seller will pay the costs and expenses of the Target Entities) incurred in connection with the negotiation, execution and closing of this Agreement and the Transaction Documents and the transactions contemplated by this Agreement and the Transaction Documents.
Section 10.4Waiver. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver (a) of the same or any other term or condition of this Agreement on any future occasion or (b) in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.
Section 10.5Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of Seller and Purchaser. In light of the formality and solemnity with which this Agreement has been negotiated, and executed, and the complexity and interrelatedness of its provisions, the Parties agree that they will not assert at any time that this Agreement has been or shall have been amended informally, orally or by conduct. Notwithstanding the foregoing or Section 10.4, none of this Section 10.5 or Sections 10.6, 10.7, 10.8, 10.9 or 10.12 (collectively, the “Lender Provisions”) may be amended or waived in any manner adverse to the Lenders without the consent of the Lenders.
Section 10.6No Third Party Beneficiary. Except for the rights of the Purchaser Indemnified Parties and the Seller Indemnified Parties pursuant to Articles VII and VIII, as to which they are express third-party beneficiaries, the terms and provisions of this Agreement are intended solely for the benefit of each Party hereto and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third-party beneficiary rights upon any other Person other than any Person entitled to indemnity under Article VII. Notwithstanding the foregoing, each of the Lenders shall be an express third-party beneficiary with respect to the Lender Provisions to the extent relating to the rights or obligations of such Lenders.
Section 10.7Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation under this Agreement may be assigned by any Party to this Agreement by operation of law or otherwise without the prior written consent of the other Party to this

Agreement and any attempt to do so will be void; provided, however, that Purchaser may assign to any Affiliate without consent of Seller, provided that no such assignment shall relieve Purchaser of any of its payment obligations hereunder; provided further, that Purchaser may assign its rights under this Agreement to the Lenders as collateral security. Subject to the foregoing, this Agreement is binding upon, inures to the benefit of and is enforceable by the Parties to this Agreement and their respective successors and assigns.
Section 10.8CONSENT TO JURISDICTION AND SERVICE OF PROCESS. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK OR ANY COURT OF THE STATE OF NEW YORK LOCATED IN THE COUNTY OF NEW YORK IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTION DOCUMENTS AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AND AGREES THAT ANY SUCH ACTION, SUIT OR PROCEEDING SHALL BE BROUGHT ONLY IN SUCH COURT (AND WAIVES ANY OBJECTION BASED ON FORUM NON CONVENIENS OR ANY OTHER OBJECTION TO VENUE THEREIN); PROVIDED, HOWEVER, THAT SUCH CONSENT TO JURISDICTION IS SOLELY FOR THE PURPOSE REFERRED TO IN THIS SECTION 10.8 AND SHALL NOT BE DEEMED TO BE A GENERAL SUBMISSION TO THE JURISDICTION OF SAID COURTS OR IN THE STATE OF NEW YORK OTHER THAN FOR SUCH PURPOSE. Any and all process may be served in any action, suit or proceeding arising in connection with this Agreement or the Transaction Documents by complying with the provisions of Section 10.1. Such service of process shall have the same effect as if the Party being served were a resident in the State of New York and had been lawfully served with such process in such jurisdiction. The Parties hereby waive all claims of error by reason of such service. Nothing herein shall affect the right of any Party to service process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the other in any other jurisdiction to enforce judgments or rulings of the aforementioned courts.
Section 10.9Waiver of Trial by Jury.
(a)EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY OR CLAIM THAT MAY ARISE OUT OF OR RELATE TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
(b)EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER; (iii)

IT MAKES SUCH WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.9.
Section 10.10Specific Performance. The Parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.
Section 10.11Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any Party will not be materially and adversely affected thereby, (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.
Section 10.12Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD FOR THE CONFLICTS OF LAWS PRINCIPLES THEREOF.
Section 10.13Counterparts. This Agreement may be executed in any number of counterparts, all of which will constitute one and the same instrument. Each Party may deliver its executed counterpart by electronic mail, and such delivery shall have the same legal effect as hand delivery of an originally executed counterpart.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

TIPTREE WARRANTY HOLDINGS, LLC

By:	/s/ Richard S. Kahlbaugh
Name: Richard S. Kahlbaugh
Title: Chief Executive Officer

PETER MASI

By:	/s/ Peter Masi
Name: Peter Masi